AGREEMENT AND PLAN OF MERGER

by and among

H. J. HEINZ COMPANY,

HAWK ACQUISITION HOLDING CORPORATION

and

HAWK ACQUISITION SUB, INC.

Dated as of February 13, 2013

TABLE OF CONTENTS

Page
ARTICLE 1
The Merger; Closing; Effective Time

Section 1.01. The Merger	2
Section 1.02. Closing	2
Section 1.03. Effective Time	2
Section 1.04. Subsequent Actions	2

ARTICLE 2
Articles of Incorporation and Bylaws of the Surviving Corporation

Section 2.01. The Articles of Incorporation	3
Section 2.02. The Bylaws	3

ARTICLE 3
Officers and Directors of the Surviving Corporation

Section 3.01. Directors	3
Section 3.02. Officers	3

ARTICLE 4
Conversion of Securities

Section 4.01. Conversion of Capital Stock	3
Section 4.02. Exchange of Certificates	5
Section 4.03. Treatment of Stock Plans	8
Section 4.04. Adjustments to Prevent Dilution	9

ARTICLE 5
Representations and Warranties of the Company

i

ARTICLE 6
Representations and Warranties of Parent and Merger Sub

ARTICLE 7
Covenants

ii

ARTICLE 8
Conditions

Section 8.01. Conditions to Each Party’s Obligation to Effect the Merger	56
Section 8.02. Conditions to Obligations of Parent and Merger Sub	57
Section 8.03. Conditions to Obligation of the Company	58
Section 8.04. Frustration of Closing Conditions	58

ARTICLE 9
Termination

ARTICLE 10
Miscellaneous and General

Annexes
Annex A	Definitions	A-1

iii

AGREEMENT AND PLAN OF MERGER

     This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 13, 2013, is entered into by and among H. J. Heinz Company, a Pennsylvania corporation (the “Company”), Hawk Acquisition Holding Corporation, a Delaware corporation (“Parent”), and Hawk Acquisition Sub, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Capitalized terms used in this Agreement shall have the respective meanings ascribed to them in Annex A.

RECITALS:

     WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving the Merger as a wholly owned Subsidiary of Parent (the “Merger”);

WHEREAS, the Board of Directors of the Company unanimously: (i) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) proposed the Merger in accordance with Section 1922 of the PBCL by adopting a resolution approving this Agreement as a plan of merger for the purposes of Section 1922 of the PBCL, (iii) directed that this Agreement be submitted to a vote at a meeting of the Company’s shareholders entitled to vote hereon and (iv) recommended that the Company’s shareholders entitled to vote hereon approve this Agreement (including approval of this Agreement by the Company’s shareholders entitled to vote thereon so this Agreement is adopted for the purposes of Section 1924 of the PBCL);

WHEREAS, the Board of Directors of each of Parent and Merger Sub unanimously approved this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of 3GSSFIII and Berkshire (each, a “Guarantor” and, collectively, the “Guarantors”) is entering into a separate limited guarantee in favor of the Company (together, the “Guarantees”) with respect to certain obligations of Parent and Merger Sub under this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE 1
THE MERGER; CLOSING; EFFECTIVE TIME

     Section 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Pennsylvania Business Corporation Law of 1988 (the “PBCL”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under Pennsylvania law as a wholly owned subsidiary of Parent. The Merger shall have the effects specified in this Agreement and as set forth in Section 1929 of the PBCL.

     Section 1.02. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York, at 10:00 a.m. (Eastern Time) on a date to be specified by the parties which shall be no later than the second Business Day following the satisfaction or waiver of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); provided, that notwithstanding the satisfaction or waiver of the conditions set forth in Article 8, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied or waived at the Closing), the Closing shall take place instead on the earlier to occur of (a) any Business Day during the Marketing Period to be specified by Parent to the Company on no less than three Business Days’ written notice to the Company and (b) the last day of the Marketing Period, but in each case subject to the satisfaction or waiver of the conditions set forth in Article 8. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

     Section 1.03. Effective Time. As soon as practicable following the Closing, the parties shall properly file with the Department of State of the Commonwealth of Pennsylvania articles of merger providing for the Merger (the “Articles of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the PBCL. The Merger shall become effective at such date and time as the Articles of Merger are duly filed with the Department of State of the Commonwealth of Pennsylvania or, to the extent permitted by applicable Law, at such subsequent date and time as Parent and the Company shall agree and specify in the Articles of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

     Section 1.04. Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE 2
ARTICLES OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION

     Section 2.01. The Articles of Incorporation. The articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended by virtue of the Merger at the Effective Time to be identical to the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that Article I of such articles of incorporation shall be amended to read as follows: “The name of the corporation (hereinafter called the “Corporation”) is “H. J. Heinz Company”, and provision shall be made for the continued existence of the Second Series Preferred Shares and the Fourth Series Preferred Shares, and as so amended shall be the articles of incorporation of the Surviving Corporation until, subject to Section 7.11(b), thereafter changed or amended as provided therein or by applicable Law.

     Section 2.02. The Bylaws. The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until, subject to Section 7.11(b), thereafter changed or amended as provided therein or by applicable Law.

ARTICLE 3
OFFICERS AND DIRECTORS OF THE SURVIVING CORPORATION

     Section 3.01. Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     Section 3.02. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE 4
CONVERSION OF SECURITIES

     Section 4.01. Conversion of Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company, Parent or Merger Sub:

     (a) Common Stock. Each share of the common stock, par value $0.25 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and Shares owned by the Company, and in each case not held on behalf of third parties (the “Excluded Shares”)) shall be converted into the right to receive $72.50 per Share in cash (the “Per Share Merger Consideration”), without interest. At the Effective Time, all of the Shares (other than Excluded Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”, it being understood that any references herein to a “Certificate” or “Certificates” shall be deemed to include references, as applicable, to book-entry account statements relating to the ownership of Shares where appropriate and to certificates and book-entry account statements, as applicable, relating to the ownership of First Series Preferred Shares) formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration for each such Share, without interest, plus the amount of any dividends declared by the Company in accordance with Section 7.01(c)(i)(A) on each such Share with a record date prior to the Effective Time that remain unpaid at the Effective Time.

     (b) Cancellation of Excluded Shares. Each Excluded Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

     (c) Preferred Shares. Except for Preferred Shares which are owned by shareholders (“Dissenting Shareholders”) who are statutorily entitled to exercise dissenter rights and who duly comply with all provisions of the PBCL concerning the right of holders of Preferred Shares to demand payment of fair value of their Preferred Shares (the “Dissenting Shares”):

     (i) Each share of the First Series Preferred Shares issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash equal to the product of (A) the Per Share Merger Consideration multiplied by (B) the number of Shares into which such First Series Preferred Share might have been converted immediately prior to the Effective Time in accordance with the certificate of designation for the First Series Preferred Shares, without interest, plus the amount of any dividends declared by the Company in accordance with Section 7.01(c)(i)(A) on such First Series Preferred Share with a record date prior to the Effective Time that remain unpaid at the Effective Time (the “Per Share First Series Preferred Merger Consideration”), without interest. At the Effective Time, all of the First Series Preferred Shares (other than Dissenting Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate formerly representing any of the First Series Preferred Shares (other than Dissenting Shares) shall thereafter represent only the right to receive the Per Share First Series Preferred Merger Consideration for each such First Series Preferred Share, without interest.

     (ii) Each of the Second Series Preferred Shares shall be converted into the Second Series Preferred Shares of the Surviving Corporation with the same powers, designations rights and preferences as are provided for in the certificate of designation for the Second Series Preferred Shares and the certificates representing Second Series Preferred Shares immediately prior to the Merger will represent the Second Series Preferred Shares of the Surviving Corporation.

     (iii) Each of the Fourth Series Preferred Shares shall be converted into the Fourth Series Preferred Shares of the Surviving Corporation with the same powers, designations rights and preferences as are provided for in the certificate of designation for the Fourth Series Preferred Shares and the certificates representing Fourth Series Preferred Shares immediately prior to the Merger will represent the Fourth Series Preferred Shares of the Surviving Corporation.

     (d) Merger Sub. Each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, no par value, of the Surviving Corporation.

Section 4.02. Exchange of Certificates.

     (a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, delayed or conditioned) (the “Paying Agent”), for the benefit of the holders of Shares (other than Excluded Shares) and First Series Preferred Shares (other than Dissenting Shares) and pursuant to a paying agent agreement in customary form, cash in immediately available funds in the aggregate amount necessary for the Paying Agent to make the payments contemplated by Section 4.01(a) and 4.01(c)(i) (excluding, for the avoidance of doubt, any amounts payable with respect to any declared but unpaid dividends, which shall be paid in the manner consistent with the Company’s past practice) (such cash amount being hereinafter referred to as the “Exchange Fund”). If a Dissenting Shareholder effectively withdraws or loses his or her dissenters rights pursuant to the PBCL, (i) such Dissenting Shareholder’s First Series Preferred Shares shall cease to be Dissenting Shares and (ii) Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (A) the number of First Series Preferred Shares for which such Dissenting Shareholder has effectively withdrawn or lost his or her dissenters rights pursuant to the PBCL and (B) the consideration payable pursuant to Section 4.01(c) in respect of each such First Series Preferred Share. The Paying Agent shall invest the Exchange Fund as directed by Parent. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amount payable pursuant to Section 4.01(a) and 4.01(c)(i) shall be returned to the Surviving Corporation in accordance with Section 4.02(d). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment pursuant to Section 4.01(a) and 4.01(c)(i), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to make all such cash payments under Section 4.01(a) and 4.01(c)(i).

     (b) Exchange Procedures. Promptly (and in any event within three Business Days) after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than Excluded Shares) or First Series Preferred Shares immediately prior to the Effective Time (each, a “Record Holder of Shares”) (other than in respect of any Dissenting Shares) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.02(e)) to the Paying Agent, such letter of transmittal to be in customary form and to have such other provisions as Parent and the Company may reasonably agree and to be substantially finalized prior to the Effective Time, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.02(e)) in exchange for the amount to which such Record Holder of Shares is entitled as a result of the Merger pursuant to Section 4.01(a) or 4.01(c)(i). If any First Series Preferred Shares cease to be Dissenting Shares pursuant to Section 4.02(f), the Surviving Corporation shall cause the Paying Agent promptly (and in any event within three Business Days) after such First Series Preferred Shares cease to be Dissenting Shares to mail to the applicable Record Holder of Shares the letter of transmittal and instructions referred to in the immediately preceding sentence, with respect to such Preferred Shares. Upon delivery of the letter of transmittal duly executed by the applicable Record Holder of Shares and the surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.02(e)) to the Paying Agent in accordance with the terms of such letter of transmittal (or, if such Shares or First Series Preferred Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Shares on a book-entry account statement), the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.02(g)) equal to (x) in the case of Shares, the product of (1) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.02(e)) multiplied by (2) the Per Share Merger Consideration and (y) in the case of First Series Preferred Shares, the product of (1) the number of First Series Preferred Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.02(e)) multiplied by (2) the Per Share First Series Preferred Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or affidavits of loss, as the case may be. In the event of a transfer of ownership of Shares or First Series Preferred Shares that is not registered in the transfer records of the Company, a check for any cash to be delivered upon due surrender of the Certificate shall be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

     (c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares or First Series Preferred Shares

that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, the holder of such Certificate shall be given a copy of the letter of transmittal referred to in Section 4.02(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which the holder of such Certificate is entitled pursuant to this Article 4.

     (d) Termination of Exchange Fund; Escheat. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for twelve months after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) or Preferred Shares (other than Dissenting Shares) who has not theretofore complied with this Article 4 shall thereafter look only to the Surviving Corporation for payment of the amount to which such holder is entitled as a result of the Merger pursuant to Section 4.01(a) or 4.01(c)(i) (after giving effect to any required Tax withholdings as provided in Section 4.02(g)) upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 4.02(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permissible under applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

     (e) Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such customary terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.02(g)) equal to (x) in the case of Shares, the product of (1) the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by (2) the Per Share Merger Consideration and (y) in the case of First Series Preferred Shares, the product of (1) the number of First Series Preferred Shares represented by such lost, stolen or destroyed Certificate multiplied by (2) the consideration payable pursuant to Section 4.01(c)(i) in respect of each such First Series Preferred Share.

     (f) Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, no Dissenting Share shall be converted as contemplated by Section 4.01(c). At the Effective Time, each Dissenting Share shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each Dissenting Shareholder shall cease to have any rights with respect thereto (but without prejudice to the right of a Dissenting Shareholder to receive any dividends declared by the Company in accordance with Section 7.01(c)(i)(A) on the Dissenting Shares held by such Dissenting Shareholder with a record date prior to the Effective Time that remain unpaid at the Effective Time), except that each Dissenting Shareholder shall have the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the PBCL; provided, however, that each Dissenting Share held by a Dissenting Shareholder who, after the Effective Time, effectively withdraws or loses his or her dissenters rights pursuant to the PBCL, shall be treated as set forth in Section 4.01(c)(i), (ii) or (iii) above, as applicable. The Company shall give Parent (i) prompt notice of any demands for payment of fair value pursuant to the applicable provisions of the PBCL received by the Company, withdrawals of such demands, and any other instruments served pursuant to the PBCL and received by the Company with respect to dissenters rights under the PBCL and (ii) the opportunity to participate in and, after the Closing, direct all negotiations and proceedings with respect to dissenters rights under the PBCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands for payment of fair value or offer to settle or settle any such demands.

     (g) Withholding Rights. Notwithstanding any other provision of this Agreement, each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration and any other payments otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld and paid to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 4.03. Treatment of Stock Plans.

     (a) Options. At the Effective Time, each outstanding Company Stock Option, vested or unvested, shall be cancelled, and in exchange therefor, the holder thereof shall be entitled to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three Business Days after the Effective Time), an amount in cash equal to the product of (i) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Stock Option, less any required Tax withholdings as provided in Section 4.02(g).

     (b) Company Phantom Shares. At the Effective Time, each outstanding Company Phantom Share, whether vested or unvested, shall be cancelled, and in exchange therefor, the holder thereof shall be entitled to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three Business Days after the Effective Time), an amount in cash equal to the Per Share Merger Consideration, less any required Tax withholdings as provided in Section 4.02(g).

     (c) Company RSUs. At the Effective Time, each outstanding Company RSU, whether vested or unvested, shall be cancelled, and in exchange therefor, the holder thereof shall be entitled to receive, as soon as reasonably practicable after the Effective

Time (but in any event no later than three Business Days after the Effective Time), an amount in cash equal to the sum of (x) the product of (i) the Per Share Merger Consideration multiplied by (ii) the total number of Shares subject to such Company RSUs plus (y) the amount of accrued and unpaid dividends thereon, less any required Tax withholdings as provided in Section 4.02(g); provided that payment in respect of Company RSUs that have been deferred will be made in accordance with the terms of such award and the applicable deferral election made by the holder thereof. In the event that the immediate payment of the amounts contemplated above in respect of the Company RSUs would cause an impermissible acceleration event under Section 409A of the Code, such amounts shall become vested at the Effective Time and will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A.

     (d) Treatment of the GSPP. (i) Participants in the Third Amended and Restated Global Stock Purchase Plan (the “GSPP”) will be prohibited from increasing their payroll elections under the GSPP or making separate non-payroll contributions following the announcement of the execution of this Agreement; (ii) the current offering period will end on February 16, 2013 and such offering period will be the final offering period under the GSPP; (iii) any accumulated contributions not used to purchase Shares at the end of such final offering period will be returned to the applicable participants; and (iv) the GSPP will be terminated immediately following the end of such final offering period.

     (e) Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation, Nominating and Governance Committee of the Board of Directors of the Company, as applicable, shall adopt resolutions and take such other actions as such Board or such Committee deems necessary or appropriate to implement the provisions of this Section 4.03 and, to the extent expressly set forth in Section 4.03 of the Company Disclosure Letter, the Company shall use reasonable best efforts to take such other actions as reasonably requested by Parent.

     Section 4.04. Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, in the event that, prior to the Effective Time, the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in (x) the Company SEC Reports (excluding, in each case, any disclosures contained therein under the captions “Risk Factors” or “Forward Looking Statements” and any other disclosures contained therein relating to information, factors or risks that are predictive, cautionary or forward looking in nature) filed or furnished with the SEC since January 1, 2011 and at least two Business Days prior to the date of this Agreement (and (i) then only to the extent that the relevance of any disclosed event, item or occurrence in such Company SEC Reports to a matter covered by a representation or warranty set forth in this Article 5 is reasonably apparent as to matters which are a subject of such representation or warranty, (ii) other than any matters required to be disclosed for purposes of Section 5.02 (other than clause (c) thereof) (Capital Structure) and Section 5.18 (Takeover Statutes; Absence of Rights Agreement), which matters shall only be disclosed by specific disclosure in the respective corresponding section of the Company Disclosure Letter, and (iii) without giving effect to any amendment to any such documents filed on or after the date hereof) or (y) the corresponding section or subsections of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any event, item or occurrence in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Company Disclosure Letter only to the extent that the relevance of such disclosed event, item or occurrence to such other section or subsection is reasonably apparent as to matters which are a subject of the corresponding representation or warranty, other than any matters required to be disclosed for purposes of Section 5.02 (other than clause (c) thereof) (Capital Structure) and Section 5.18 (Takeover Statutes; Absence of Rights Agreement), which matters shall only be disclosed by specific disclosure in the respective corresponding section of the Company Disclosure Letter), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 5.01. Organization, Good Standing and Qualification. Each of the Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing or is subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing or subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business as presently conducted requires such qualification, except where (i) the failure of any of the Company’s Subsidiaries to be so organized, existing, qualified or in good standing or to have such power or authority, or (ii) the failure of the Company to be so qualified, be in good standing as a foreign corporation or have such authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s articles of incorporation and bylaws, each as amended to the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement.

     Section 5.02. Capital Structure. (a) The authorized capital stock of the Company consists of 600,000,000 Shares and 2,238,876 shares of Third Cumulative Preferred Stock, par value $10.00 per share (the “Preferred Shares”), of which, as of February 12, 2013, 320,827,137 Shares were issued and outstanding, 6,025 shares of

Third Cumulative Preferred Stock, $1.70 First Series (the “First Series Preferred Shares”) were issued and outstanding, 1,000 shares of non-voting Third Cumulative Preferred Stock, 6.5% Second Series (the “Second Series Preferred Shares”) were issued and held by HJH One LLC, a Subsidiary of the Company, and 1,000 shares of non-voting Third Cumulative Preferred Stock, 7.65% Fourth Series (the “Fourth Series Preferred Shares”) were issued and held by Promark Brand, a Subsidiary of the Company. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of February 12, 2013, other than 850 Shares reserved for issuance under the Company’s 1996 Stock Options Plan as amended and restated effective August 13, 2008 (the “1996 Stock Option Plan”), 164,354 Shares reserved for issuance under the Company’s 2000 Stock Option Plan (as amended and restated effective August 13, 2008 (the “2000 Stock Option Plan”)), 3,324,530 Shares reserved for issuance pursuant to the Company’s Fiscal Year 2003 Stock Plan (as amended and restated, the “2003 Stock Incentive Plan”) and 10,000,000 Shares reserved for issuance pursuant to the Company’s Fiscal Year 2013 Stock Plan (the “2013 Stock Incentive Plan and, collectively with the 2003 Stock Incentive Plan, the GSPP, the Company’s 1996 Stock Option Plan and 2000 Stock Option Plan, the “Stock Plans”), the Company had no Shares reserved for issuance. Upon the issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable. As of February 12, 2013, (i) other than Shares issuable pursuant to the GSPP, 6,853,716 Shares were subject to outstanding options to purchase Shares (such outstanding options, together with any options to purchase Shares granted after February 12, 2013, under the Stock Plans other than the GSPP, the “Company Stock Options”), (ii) 20,107 Phantom Shares were subject to Phantom Share awards granted under certain compensatory plans applicable to non-U.S. employees (such outstanding Phantom Share awards together with any Phantom Share awards granted after February 12, 2013, the “Company Phantom Shares”) (iii) 2,012,260 Shares were subject to restricted stock unit awards granted under the Stock Plans (such outstanding restricted stock unit awards, together with any restricted stock unit awards granted after February 12, 2013, the “Company RSUs”) and (iv) 110,315,412 Shares were held by the Company in its treasury. As of February 12, 2013, except as set forth in this Section 5.02(a), there were no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or sell any shares of capital stock or other securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Since February 12, 2013 through the date of this Agreement, no Equity Interests in the Company or any of its Subsidiaries have been issued, except for issuances pursuant to exercise or settlement of Company Options, Company RSUs or Company Phantom Shares, in each case outstanding as of the close of business on February 12, 2013, and only in accordance with the terms of such Company Options, Company RSUs or Company Phantom Shares as in effect on such date.

     (b) Section 5.02 of the Company Disclosure Letter contains a correct and complete list as of the date of this Agreement of all Company Options, Company

Phantom Shares, Company RSUs, and other equity-based awards outstanding under the Stock Plans (or otherwise), including the holder, number of Shares, exercise price and vesting schedule of such options and awards, as applicable.

     (c) Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Liens, and each Company Stock Option was granted with an exercise price equal to or greater than the fair market value of the underlying Shares on the date of the grant. There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of any of the Company’s Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company’s Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Other than the Shares and the First Series Preferred Shares, there are no outstanding bonds, debentures, notes or other Indebtedness or other securities or instruments of the Company, or Contracts between the Company and any Person, having the right to vote or granting any Person the right to vote on any matters on which shareholders of the Company may vote.

     (d) As of January 27, 2013, the aggregate amount of Indebtedness for borrowed money of the Company and its Subsidiaries did not exceed $5.0 billion determined in accordance with U.S. GAAP, and since such date through the date of this Agreement, there has been no long-term Indebtedness for borrowed money incurred (other than commercial paper issued in the ordinary course of business) and no short-term Indebtedness for borrowed money incurred other than in the ordinary course of business.

     Section 5.03. Corporate Authority; Approval; Fairness Opinion. (a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the affirmative vote of a majority of the votes cast by all holders of the Shares and, if any are outstanding, First Series Preferred Shares, voting together as a single class at a shareholders’ meeting duly called and held for such purpose (with the holders of First Series Preferred Shares entitled to one-half vote per First Series Preferred Share) (the “Company Requisite Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

     (b) The Board of Directors of the Company, at a meeting duly called and held at which all of the directors of the Company were present, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) proposing the Merger in accordance with Section 1922 of the PBCL by adopting a resolution approving this Agreement as a plan of merger for the purposes of Section 1922 of the PBCL, (iii) directing that this Agreement be submitted to a vote at a meeting of the Company’s shareholders entitled to vote hereon and (iv) recommending that the Company’s shareholders approve this Agreement (including approval of this Agreement by the shareholders entitled to vote thereon so that this Agreement is adopted for the purposes of Section 1924 of the PBCL) (such recommendation, the “Company Recommendation”), which resolutions have not, except after the date of this Agreement as permitted by Section 7.02, been rescinded, modified or withdrawn in any way.

     (c) The Board of Directors of the Company has received the opinions of Centerview Partners LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Moelis & Company LLC to the effect that, as of the date of such opinions, and subject to the various assumptions and qualifications set forth therein, the Per Share Merger Consideration to be received by holders of the Shares is fair, from a financial point of view, to such holders and a copy of such opinions shall be provided by the Company to Parent, solely for informational purposes, within one day following the date hereof (or, if later, within one day following the Company’s receipt thereof in writing).

Section 5.04. Governmental Filings; No Violations; Certain Contracts.

     (a) Except for (i) compliance with, and filings under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”); (ii) compliance with, and filings under, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act and the rules and regulations promulgated thereunder, including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Shareholders Meeting to be held in connection with this Agreement and the transactions contemplated hereunder (together with any amendments or supplements thereto, the “Proxy Statement”); (iii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby; (iv) the filing with the Department of State of the Commonwealth of Pennsylvania the Articles of Merger; (v) compliance with the applicable requirements of the New York Stock Exchange (the “NYSE”); (vi) compliance with the applicable requirements of antitrust or other competition laws of jurisdictions other than the United States (“Foreign Antitrust Laws”); and (vii) such other items as disclosed in Section 5.04(a) of the Company Disclosure Letter (the items set forth above in clauses (i) through (vii), the “Company Required Governmental Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory body, commission, agency, court, instrumentality, authority or other legislative, executive or judicial entity (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain, as the case may be, would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (b) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of the Company (in the case of the consummation of the Merger, assuming the Company Requisite Vote is obtained), (ii) a breach or violation of, or a default under, the articles of incorporation or bylaws of any Subsidiary of the Company or (iii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any Contract binding upon the Company or any of its Subsidiaries, or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.04(a) under any Law to which the Company or any of its Subsidiaries is subject, except, in the case of this clause (iii), for any such breach, violation, termination, default, creation, acceleration or change that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 5.05. Company Reports; Financial Statements. (a) Since January 1, 2011 (the “Applicable Date”), the Company has filed or furnished, as applicable, on a timely basis (taking into account all applicable grace periods) all forms, certifications, reports, statements and documents required to be filed or furnished by it with the SEC pursuant to the Securities Act and the Exchange Act (the forms, statements, reports and documents filed or furnished since the Applicable Date, including any amendments thereto, the “Company SEC Reports”). Each of the Company SEC Reports, at the time of its filing or being furnished (or, if amended, as of the time of such amendment), complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any rules and regulations promulgated thereunder applicable to the Company SEC Reports. As of their respective dates (or, if amended, as of the date of such amendment), (x) each Company SEC Report filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading and (y) each Company SEC Report filed pursuant to the Securities Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     (b) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company SEC Reports. The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”). Since the Applicable Date, the Company has not received any written notification of any (i) “significant deficiency” or (ii) “material weakness” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) in the Company’s internal controls over financial reporting.

     (c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the NYSE.

     (d) Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, equity and cash flows included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) (such balance sheets and statements of income, equity and cash flows, including any related notes and schedules, collectively, the “Company Financial Statements”) fairly presents in all material respects the consolidated results of operations and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods then ended (subject, in the case of unaudited statements, to the absence of notes and year-end adjustments), in each case, in accordance with GAAP, except as may be noted therein or in the notes thereto.

     (e) No Subsidiary of the Company is, or has at any time since the Applicable Date been, subject to the reporting requirements of Section 12(a) and 15(d) of the Exchange Act. As of the date hereof, there are no outstanding or unresolved comments from the SEC staff with respect to any of the Company SEC Reports, and, to the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

     (f) Neither the Company nor any of its Subsidiaries is a party to any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S K of the SEC)), where the result, purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s audited financial statements or other Company SEC Reports.

     (g) As of the date hereof, there are no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Reports.

Section 5.06. Absence of Certain Changes.

     (a) Since October 28, 2012 through the date of this Agreement, except as contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business.

     (b) Since April 29, 2012 through the date of this Agreement, there has not been any development, fact, change, event, effect, occurrence or circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (c) Since October 28, 2012 through the date of this Agreement, no event contemplated by clauses (b) (solely with regard to the Company), (d) (other than clause (ii)), and (l) of Section 7.01 has occurred which if it had occurred following the date of this Agreement and before the Effective Time would have required the consent in writing of Parent.

     Section 5.07. Litigation and Liabilities. (a) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, audits, inquiries, investigations or other proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, except those that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (b) None of the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order specifically imposed upon the Company or any of its Subsidiaries except any such Order that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (c) Neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected or reserved against on a consolidated statement of financial position of the Company and its consolidated Subsidiaries prepared in accordance with GAAP or the notes thereto, other than liabilities and obligations (i) set forth or as reflected or reserved against in the Company Financial Statements filed prior to the date of this Agreement, (ii) incurred in the ordinary course of business since the Applicable Date, (iii) as permitted or contemplated by this Agreement or (iv) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 5.08. Employee Benefits. (a) Section 5.08(a) of the Company Disclosure Letter sets forth a true and complete list of each Company Plan. For purposes of this Agreement, “Company Plans” shall mean all material “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, all equity or equity-based (including the Stock Plans), change in control, bonus or other incentive compensation, disability, salary continuation, employment, severance, retention, retirement, pension, profit sharing, savings or thrift, deferred compensation, health or life insurance, vacation, sick pay or paid time off agreements, plans or policies, and each other material benefit or compensation plan, program, policy, contract, agreement or arrangement, in each case (i) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company, any of its Subsidiaries or any Person that would be deemed a “single employer” with the Company or any of its Subsidiaries under Section 414 of the Code or Section 4001 of ERISA (each, an “ERISA Affiliate”) on behalf of any employee, director, or other individual service provider of the Company or any of its Subsidiaries (whether current, former or retired) or any of their beneficiaries and (ii) with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have, any liability or obligation; provided, however, that no plan, program or arrangement sponsored or maintained by any Governmental Entity nor any International Plan shall be considered a Company Plan.

     (b) The Company has made available to Parent: (i) copies of all material documents setting forth the terms of each Company Plan, (ii) the most recent annual reports (Form 5500 series), if any, as filed in connection with each Company Plan, (iii) the most recent actuarial report (if applicable) for all Company Plans and (iv) the most recent IRS determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code.

     (c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Plan that is a “pension plan” (as defined in Section 3(2) of ERISA) that is subject to Section 412 of the Code or Title IV of ERISA (each, a “Company Pension Plan”): (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted; (ii) no notice of intent to terminate any Company Pension Plan has been filed and no amendment to treat a Company Pension Plan as terminated has been adopted, and there have been no proceedings instituted (by the Pension Benefit Guaranty Corporation (“PBGC”) or otherwise) to treat any Company Pension Plan as terminated; (iii) no accumulated funding deficiency, whether or not waived, exists; (iv) since the last valuation date for each Company Pension Plan, no Company Pension Plan is considered to be in “at risk” status under Section 430 of the Code; and (v) none of the Company, any of its Subsidiaries or any ERISA Affiliate has incurred or is expected to incur any liability to the PBGC or otherwise under any provision of Title IV of ERISA.

     (d) Section 5.08(d) of the Company Disclosure Letter sets forth a list of each Company Pension Plan that is a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA (each, a “Company Multiemployer Plan”). With respect to each Company Multiemployer Plan, except as has not or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no unsatisfied withdrawal liability, within the meaning of Title IV of ERISA, has been incurred by the Company or any of its Subsidiaries; (ii) all contributions (including installments) required to be made to such Company Multiemployer Plan by the Company or any of its Subsidiaries have been made; and (iii) there is no current or potential liability or obligation on account of a “partial withdrawal” or a “complete withdrawal” (within the meaning of Section 4205 and Section 4203 of ERISA, respectively) from any Company Multiemployer Plan.

     (e) Each Company Plan intended to qualify under Section 401(a) of the Code has received a current determination letter from the IRS (or the prototype plan on which such Company Plan is based has received a current opinion letter from the IRS) upon which it may rely regarding its qualified status under the Code, and, to the Knowledge of the Company nothing has occurred that could reasonably be expected to result in the disqualification of such Company Plan. All payments required by each Company Plan or by Law with respect to all periods ending prior to the Closing shall have been made, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (f) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claim, action, litigation, arbitration, audit, investigation, or other proceeding is pending, or to the Knowledge of the Company, has been threatened, against or involving any of the Company Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciary thereof, or any of the assets of any trust of any of the Company Plans. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Plan complies in form and has been maintained and operated in accordance with its terms and applicable Law, including ERISA and the Code, and neither the Company nor any of its Subsidiaries has engaged in a non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA or any breach of fiduciary duty (as determined under ERISA).

     (g) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no underfunded or unfunded liabilities or obligations that are not reflected on the Company’s financial statements with respect to any Company Plan that is maintained for severance or retirement purposes located outside the United States.

     (h) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby except as expressly provided in this Agreement, alone or in combination with any other event (where such other event would not alone have an effect described in this sentence), will give rise to any material liability under any Company Plan, or accelerate the time of funding, payment or vesting or increase the amount of compensation or benefits due to any employee, director, or other individual service provider of the Company or any of its Subsidiaries (whether current, former or retired) or their beneficiaries. No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Merger by any employee, director, or other individual service provider of the Company or any of its Subsidiaries under any Company Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has entered into any agreement or arrangement with any employee or other individual service-provider providing for a tax gross-up or tax reimbursement.

     (i) Each International Plan has been maintained in compliance with its terms and with any applicable Law, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All payments (including premiums due) and all employer and employee contributions required to have been collected in respect of each International Plan have been paid when due, or if applicable, accrued on the balance sheet of the Company and its Subsidiaries, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 5.09. Compliance with Laws; Licenses; Business Practices. (a) Neither the Company nor any of its Subsidiaries is in violation of, or since the Applicable Date has been in violation of or has been given written notice of or been charged with any violation of, any Law or Order of any Governmental Entity, except for any such violations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have all Permits necessary to conduct their businesses as presently conducted and, since the Applicable Date, have been in compliance with all such Permits, and no Governmental Entity has declined any renewals of any such Permits, except, in each case, for any exceptions as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. This Section 5.09(a) does not relate to Tax matters that are the subject of Section 5.11.

     (b) Without limiting the foregoing, since the Applicable Date, neither the Company, any of its Subsidiaries, nor, to the Knowledge of the Company, any of its or their Representatives, has, in the course of its actions for, or on behalf of, any of them, (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”); or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee, except, in each case of clauses (i) through (iv), as would not reasonably be expected to be material to the Company. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written communication that alleges that the Company or any of its Subsidiaries or any Representative thereof is, or may be, in material violation of, or has, or may have, any material liability under, any Customs and International Trade Laws which has not been resolved, except, in each case, as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 5.10. Environmental Matters. (a) The Company and its Subsidiaries have at all times complied and are in compliance with all Environmental Laws and have obtained and at all times complied and are in compliance with all permits, licenses, registrations, identification numbers, authorizations and approvals required under applicable Environmental Laws except, in each case, as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (b) The Company and its Subsidiaries have not received any written claim, notice or citation concerning any violation or alleged violation of or any liability or potential liability by or of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any third party as to which liability could be imposed upon the Company or any of its Subsidiaries, arising under any applicable Environmental Law that remains outstanding or unresolved, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (c) There are no writs, injunctions, decrees, Orders or judgments outstanding, or any actions, suits or proceedings pending or, to the Knowledge of the Company, threatened under any Environmental Law against or otherwise involving the Company or any of its Subsidiaries or, to the Knowledge of the Company, any third party as to which liability could be imposed upon the Company or any of its Subsidiaries except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (d) The Company and its Subsidiaries have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, manufactured, distributed or exposed any Person to, any hazardous material, substance or waste (collectively “Hazardous Materials”), or owned or operated any property or facility contaminated by any Hazardous Material so as to give rise to any current or future liabilities pursuant to Environmental Laws except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (e) The Company and its Subsidiaries have not assumed, undertaken or provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person pursuant to Environmental Laws, except for any indemnity or liability as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (f) Except as set forth in this Section 5.10, no representations or warranties are being made with respect to matters arising under or relating to any Environmental Law or Hazardous Materials.

     Section 5.11. Taxes. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)     (i) The Company and each of its Subsidiaries have timely filed all Tax Returns required to be filed by them and each such Tax Return is correct and complete, (ii) the Company and each of its Subsidiaries have paid all Taxes shown to be due thereon and all other Taxes owed by any of them, whether or not shown or required to be shown on any Tax Return, (iii) all Taxes required to be withheld or collected by the

Company or any of its Subsidiaries from amounts paid or owing to any employee, shareholder, member, creditor or other third party have been duly withheld or collected and have been paid over to the applicable Tax authority and (iv) all IRS Forms W-2, 1042-S and 1099 required with respect thereto have been properly completed and timely filed.

     (b) No audit, claim, contest, proposed adjustment or other judicial or administrative proceeding with respect to any Tax or Tax Return of the Company or any of its Subsidiaries currently is pending or threatened in writing.

     (c) There is no Lien for Taxes upon any asset of the Company or any of its Subsidiaries, except for any Lien for Taxes not yet due and payable.

     (d) There is no outstanding waiver or extension of the statutory period of limitations applicable to the assessment or collection of any Tax against the Company or any of its Subsidiaries.

     (e) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof.

     (f) Neither the Company nor any of its Subsidiaries (i) is a party to any Tax sharing or Tax indemnity agreement, other than any such agreement (x) solely between or among any of the Company and its Subsidiaries or (y) not relating primarily to Taxes and entered into in the ordinary course of business or (ii) has any liability for any Tax of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise.

     (g) Neither the Company nor any of its Subsidiaries will be required to include any item or amount of income in, or exclude any item or amount of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) “closing agreement,” as described in Section 7121 of the Code (or any similar provision of state, local or foreign income Tax law) entered into on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) election by the Company or any of its Subsidiaries under Section 108(i) of the Code.

     Section 5.12. Labor Matters. Except as set forth on Section 5.12 of the Company Disclosure Letter: (i) neither the Company nor any of its Subsidiaries is a party to any material collective bargaining agreement or other material agreement or bargaining relationship with any labor organization, works council, trade union or other employee representative; (ii) to the Knowledge of the Company, there are no (and for the past two years there have not been any) ongoing or threatened union organization or decertification activities or proceedings relating to any employees of the Company or any of its material Subsidiaries, and no demand for recognition as the exclusive bargaining representative of any employees is pending by or on behalf of any labor organization, works council, trade union, or other employee representative; (iii) there is no (and for the past three years there has not been any) pending or, to the Knowledge of the Company, threatened strike, lockout, work stoppage, or other material labor disputes against or involving the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. With respect to the transactions contemplated by this Agreement, any notice to employees or their representatives required under applicable Law or collective bargaining agreement has been, or prior to the Closing Date will be, given, and all bargaining obligations have been, or prior to the Closing Date will be, satisfied, in each case, in all material respects. There are no unfair labor practice charges pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, nor are there any grievances or arbitrations under any collective bargaining agreement pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, in either case except for such matters as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 5.13. Intellectual Property. (a) Section 5.13(a) of the Company Disclosure Letter lists, as of the date of this Agreement, all Registered Company IP, indicating for each the name of the owner. All material Registered Company IP is subsisting and, to the Knowledge of the Company, valid and enforceable. To the Knowledge of the Company, the Material Company IP is not subject to any outstanding Order (excluding any administrative actions or proceedings in the ordinary course of business before the United States Patent and Trademark Office or any foreign counterpart thereof) that adversely affects any of the Company’s or any of its Subsidiaries’ rights in or to any Material Company IP, except for any such Order that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company or a Subsidiary of the Company (i) solely owns, free and clear of all Liens, or (ii) to the Knowledge of the Company, possesses a valid and enforceable right to use, all Material Company IP (except that the first sentence of Section 5.13(b) shall govern with respect to any infringement, misappropriation or other violation of the Intellectual Property rights of any other Person).

     (b) The Company and its Subsidiaries have not infringed, misappropriated or otherwise violated the Intellectual Property rights of any other Person in any manner that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no written material claims have been asserted against the Company or any of its Subsidiaries within the past three years (i) alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person, or (ii) contesting the validity, use, ownership, registrability or enforceability of any Material Company IP. There are no pending claims, suits, actions or other proceedings before any

Governmental Entity (excluding any administrative actions or proceedings in the ordinary course of business before the United States Patent and Trademark Office or any foreign counterpart thereof) or any arbitrator against the Company or any of its Subsidiaries concerning (A) the infringement, misappropriation or other violation of any Person’s Intellectual Property rights by the Company or any of its Subsidiaries, or (B) the validity, use, ownership, registrability or enforceability of any Material Company IP, that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there is no ongoing or other infringement, misappropriation or other violation by any Person of any Material Company IP rights owned by the Company or any of its Subsidiaries that has had or would reasonably be expected to (x) have, individually or in the aggregate, a Company Material Adverse Effect, or (y) materially and adversely affect any trade secrets or Registered Company IP included in such Material Company IP.

     (c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries have taken reasonable actions, consistent with customary practice in their industry, to maintain, protect, and enforce its trade secrets and other Material Company IP, including with regard to securing its ownership and/or other rights, as applicable, with respect to Intellectual Property developed by any Person for or on behalf of the Company or any of its Subsidiaries.

     (d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, since the Applicable Date (i) the Company and its Subsidiaries have complied with (A) all of their respective stated privacy policies, programs and other similar notices, and (B) all data protection, privacy and other applicable Laws that concern the collection, retention, storage, recording, transfer, sharing or other disposition or use of any personally identifiable information; and (ii) there have not been any incidents of data security breaches.

     Section 5.14. Insurance. Except as has not had or would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries maintain reasonable insurance, including fire and casualty, general liability, business interruption and product liability, in such amounts and against such risks as are customary for the industries in which it and its Subsidiaries operate and for companies of the size of the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened cancellation with respect to any such insurance policy, and each of the Company and its Subsidiaries is in compliance in all respects with all conditions contained therein, except, in each case, as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 5.15. Real Property. (a) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good, valid and marketable and, to the extent recognized in the applicable jurisdiction, fee simple title to all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”) free and clear of all Liens other than Permitted Liens.

     (b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license pursuant to which the Company and its Subsidiaries leases, subleases or licenses any real property (the “Leases”) is a valid and binding obligation on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception; (ii) there is no breach or default under any Lease by the Company or any of its Subsidiaries or any other party thereto; (iii) no event has occurred which, with notice, lapse of time or both, would constitute a violation of any Lease by any of the Company or its Subsidiaries; and (iv) the Company or one of its Subsidiaries that is either the tenant, subtenant or licensee named under the Lease has a good and valid leasehold interest in each parcel of real property which is subject to a Lease.

     Section 5.16. Contracts. (a) Except as set forth on Section 5.16(a) of the Company Disclosure Letter, as of the date hereof, neither of the Company nor any of its Subsidiaries is a party to or bound by any: (i) Contract that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC; (ii) indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or agreement, in each case of this clause (ii) providing for Indebtedness in excess of $50,000,000; (iii) Contract (other than this Agreement) for the sale or purchase of any assets after the date hereof for a purchase price in excess of $50,000,000 (other than sales or purchases of product, inventory, material or services in the ordinary course of business); (iv) Contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any material Subsidiary of the Company or which grant a right to sell to the Company or purchase from the Company any material asset (other than commodities in the ordinary course of business); (v) settlement agreement or similar agreement with a Governmental Entity or Order to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries which is material; (vi) material Contract to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries grants or is granted rights (including any covenant not to assert) with respect to any Material Company IP (other than licenses of unmodified commercially available off-the-shelf software); (vii) Contract that purports to bind non-controlled Affiliates (or would, after the Closing, purport to bind Parent or any of its Affiliates other than the Company and its Subsidiaries) to any material (A) exclusivity provision, (B) obligation not to compete or (C) restriction on any operations of its business; (viii) Contract granting to any third party “most favored nation” status (other than in the ordinary course of business); (ix) Contract that requires any capital commitment or capital expenditure (or series of capital expenditures) by the Company or any of its Subsidiaries in an amount in excess of $40,000,000 individually and $300,000,000 in the aggregate; (x) Contract that creates, governs or controls any material partnership, joint venture or other similar arrangement with respect to the Company or any of its Subsidiaries, or (xi) other Contract entered into outside the ordinary course of business (other than this Agreement or agreements between the Company and any of its wholly owned Subsidiaries or between any of the Company’s wholly owned Subsidiaries) under which the Company and its Subsidiaries are obligated to make or receive payments in the future in excess of $12,500,000 per annum or $50,000,000 during the life of the Contract. Each such Contract described in clauses (i)-(xi) is referred to herein as a “Company Material Contract”.

     (b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in default under any Contract; (ii) each of the Contracts to which the Company or any Subsidiary is a party is in full force and effect, and is a valid, binding and enforceable obligation of the Company or its applicable Subsidiaries, and to the Knowledge of the Company, of the other parties thereto, subject to the Bankruptcy and Equity Exception; (iii) the Company and its Subsidiaries have performed all respective material obligations required to be performed by them to date under Contracts to which they are a party and are not and no circumstance exists, which (with or without the lapse of time or the giving of notice, or both) would cause them to be, in breach thereunder; and (iv) neither the Company nor any of its Subsidiaries has received any written notice of termination with respect to any Contract.

     Section 5.17. Quality and Safety of Products. Since the Applicable Date, the Company has not received any written notice in connection with any product produced, sold or distributed by or on behalf of the Company or any of its Subsidiaries of any claim or allegation against the Company, nor has the Company been a party or subject to any action, suit or proceeding pending against, or, to the Knowledge of the Company, any action, suit, investigation or proceeding threatened against or affecting, the Company or any of its Subsidiaries as a result of manufacturing, storage, quality, packaging or labeling of any product produced, sold or distributed by or on behalf of the Company or any of its Subsidiaries, except, in each case, as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The manufacturing and storage practices, preparation, ingredients, composition, and packaging and labeling for each of the products of the Company or any Subsidiary, are in compliance with all applicable Laws, including applicable Laws relating to food and beverage manufacturing, storage, preparation, packaging and labeling, including the rules and regulations of the Food and Drug Administration, except, in each case, as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Applicable Date, (i) there have been no recalls of any product of the Company or any Subsidiary, whether ordered by a Governmental Entity or undertaken voluntarily by the Company or a Subsidiary; and (ii) none of the products of the Company or any Subsidiary have been adulterated, misbranded, mispackaged, or mislabeled in violation of applicable Law, except, in each case, as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 5.18. Takeover Statutes; Absence of Rights Agreement. (a) The approval of the Merger by the Board of Directors of the Company referred to in Section 5.03 constitutes the only action necessary to render inapplicable to this Agreement, the Merger, the other transactions contemplated hereby, and compliance with the terms of this Agreement, (i) (x) the restrictions on transactions with “interested shareholders” (as defined in Section 2538 of the PBCL) set forth in Section 2538 of the PBCL and (y) the restrictions on transactions with “interested shareholders” as defined in the company’s articles of incorporation, as amended) set forth in the Company’s articles of incorporation as amended, and (ii) the restrictions on “business combinations” (as defined in Section 2554 of the PBCL) set forth in Subchapter F of Chapter 25 of the PBCL, in each case to the extent, if any, such restrictions would otherwise be applicable to this Agreement, the Merger, the other transactions contemplated hereby, or compliance with the terms of this Agreement. No other state takeover or similar statute or regulation (each, including, for the avoidance of doubt, those statutes referred to in clauses (i) and (ii) of this Section 5.18(a), a “Takeover Statute”), including the Pennsylvania Takeover Disclosure Law or Subchapters E, G, H, I or J of Chapter 25 of the PBCL, and/or provision of the Company’s articles of incorporation, as amended, is applicable to this Agreement, the Merger, the other transactions contemplated hereby, or compliance with the terms of this Agreement.

     (b) The Company is not party to a rights agreement, “poison pill” or similar agreement or plan.

     Section 5.19. Information in Proxy Statement. The Proxy Statement will not, at the date it is first mailed to the Company’s shareholders and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding anything to the contrary in this Section 5.19, no representation or warranty is made by the Company with respect to information contained or incorporated by reference in the Proxy Statement supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.

     Section 5.20. Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed Centerview Partners LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Moelis & Company LLC as its financial advisor. The Company has disclosed to Parent as of the date hereof the fee terms provided for in connection with its engagements of Centerview Partners LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Moelis & Company LLC.

     Section 5.21. No Other Representations and Warranties. (a) Except for the representations and warranties contained in this Article 5, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to Parent or Merger Sub, or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives with respect to any one or more of the following, neither the Company nor any other Person make any express or implied representation or warranty on behalf of the Company or any other Person with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or any of their respective Representatives or Affiliates.

     (b) The Company acknowledges and agrees that, except for the representations and warranties contained in Article 6, neither the Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty on behalf of Parent or Merger Sub or any of their respective Affiliates.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub each hereby represent and warrant to the Company that:

Section 6.01. Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so qualified or in good standing as a foreign corporation or to have such power or authority is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Parent has made available to the Company complete and correct copies of the articles of incorporation and bylaws or comparable governing documents of each of Parent and Merger Sub, each as amended on the date of this Agreement, and each as so made available is in full force and effect.

     Section 6.02. Corporate Authority. The Board of Directors of each of Parent and Merger Sub, at a meeting duly called and held, has approved this Agreement, the Merger and the other transactions contemplated by this Agreement. No vote of holders of capital stock of Parent is necessary to approve this Agreement, the Merger or the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 6.03. Governmental Filings; No Violations; Etc.

     (a) Except for (i) compliance with, and filings under, the HSR Act; (ii) compliance with, and filings under, the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder, including the filing with the SEC of the Proxy Statement; (iii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby; (iv) the filing with the Department of State of the Commonwealth of Pennsylvania the Articles of Merger; (v) compliance with the applicable requirements of the NYSE; and (vi) compliance with the applicable requirements of the Foreign Antitrust Laws (the items set forth above in clauses (i) through (vi), the “Parent Required Governmental Approvals”), no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals or authorizations required to be obtained by Parent or Merger Sub from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation of the Merger and the other transactions contemplated by this Agreement, except those that the failure to make or obtain, as the case may be, is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement.

     (b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the respective certificates of incorporation, bylaws or comparable governing documents of Parent or any of its Subsidiaries; (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any of their respective obligations under or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries, or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 6.03(a), under any Law to which Parent or any of its Subsidiaries is subject; or (iii) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement.

     Section 6.04. Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except those that, individually or in the aggregate, are not reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

     Section 6.05. Financing. Parent has delivered to the Company true, correct and complete copies of (i) executed commitment letters dated on or about the date hereof (the “Equity Funding Letters”) from the Guarantors to invest, subject to the terms and conditions therein, cash in the aggregate amount set forth therein (being collectively referred to as the “Equity Financing”), and (ii) an executed commitment letter and corresponding customarily redacted (none of which redacted terms would reasonably be expected to adversely affect the amount or availability of the Debt Financing) fee letter from such Debt Financing Sources related to such Debt Commitment Letter dated on or about the date hereof (such letters collectively, the “Debt Commitment Letter” and, together with the Equity Funding Letters, the “Financing Letters”) from the financial institutions identified therein (the “Debt Financing Sources”) to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (being collectively referred to as the “Debt Financing” and together with the Equity Financing collectively referred to as the “Financing”). As of the date hereof, none of the Equity Funding Letters or Debt Commitment Letter has been amended or modified, no such amendment or modification is contemplated, and the respective obligations and commitments contained in such letters have not been withdrawn, terminated, rescinded, amended or modified in any respect. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Equity Funding Letters and the Debt Commitment Letter that are payable on or prior to the date hereof. Assuming the Financing is funded in accordance with the Equity Funding Letters and the Debt Commitment Letter, as applicable, the net proceeds contemplated by the Equity Funding Letters and Debt Commitment Letter, together with Company cash, will in the aggregate be sufficient for Merger Sub and the Surviving Corporation to, on and after the date of the Closing, (A) pay the aggregate Per Share Merger Consideration, (B) pay for any refinancing of any outstanding Indebtedness of the Company contemplated by this Agreement or the Financing Letters and (C) pay any and all other amounts required for the consummation of the transactions contemplated by this Agreement, including fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger, the Financing, and the refinancing referred to in (B) above. The Financing Letters are in full force and effect as of the date hereof, and (y) the Debt Commitment Letter constitutes a valid and binding obligation of Parent and Merger Sub and, to the Knowledge of Parent, each other party thereto, enforceable against such party in accordance with its terms, subject to the Bankruptcy and Equity Exception, and (z) each Equity Funding Letter constitutes a valid and binding obligation of each party thereto, enforceable against such party in accordance with its terms, subject to the Bankruptcy and Equity Exception. No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (1) constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other party thereto, (2) to the Knowledge of Parent, a failure of any condition to the Financing or (3) to the Knowledge of Parent otherwise result in any portion of the Financing being unavailable on the date of the Closing. Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub in the full contemplated amount thereof on the date of the Closing. There are no conditions precedent or contingencies to the obligations of the parties under the Financing Letters (including pursuant to any “flex” provisions in the related fee letter or otherwise) to make the full amount of the Financing available to Parent on the terms therein except as expressly set forth in the Financing Letters. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing that could adversely affect the availability of the Financing other than as expressly set forth in the Financing Letters.

     Section 6.06. Guarantees. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the Guarantees, which have been duly executed and delivered. The Guarantees are in full force and effect and are the valid, binding and enforceable obligation of each respective Guarantor. There are no defaults under the Guarantees by the respective Guarantors and, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantors under such Guarantees.

     Section 6.07. Solvency. Assuming satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, and after giving effect to the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the aggregate Per Share Merger Consideration, any other repayment or refinancing of debt contemplated in this Agreement or the Financing Letters, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, and assuming the accuracy of all of the representations and warranties of the Company set forth herein, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby.

     Section 6.08. No Operations. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement. Parent owns, directly or indirectly, beneficially and of record, all the outstanding shares of capital stock of Merger Sub, free and clear of all Liens (other than Liens created pursuant to the Financing).

     Section 6.09. State Takeover Statutes. None of Parent, Merger Sub or any other Affiliate of Parent is an “interested shareholder” with respect to the Company, as that term is used in Section 2538 of the PBCL or as that term is defined in the Company’s articles of incorporation.

     Section 6.10. Information in Proxy Statement. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders and at the time of the Special Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading.

     Section 6.11. Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability prior to the Closing. For informational purposes, Parent has employed Lazard Frères & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC as its financial advisors.

     Section 6.12. No Other Representations and Warranties. (a) Except for the representations and warranties contained in this Article 6 neither the Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty on behalf of Parent or Merger Sub or any of their respective Affiliates.

     (b) Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties contained in Article 5, neither the Company nor any other Person makes, and it is not relying on, any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to Parent, Merger Sub, or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives with respect to any one or more of the following, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other Person makes any express or implied representation or warranty on behalf of the Company or any of its Affiliates with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or any of their respective Representatives or Affiliates.

ARTICLE 7
COVENANTS

     Section 7.01. Interim Operations. Except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 7.01 of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) as consented to in writing by Parent, which consent shall not be unreasonably conditioned, withheld or delayed, the Company agrees that, from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time:

(a) the Company and each of its Subsidiaries will (i) conduct business only in the ordinary course of business and (ii) use commercially reasonable efforts to (A) preserve intact its current business organization, (B) keep available the services of its current officers and employees, and (C) preserve its relationships with customers, suppliers, insurers, unions, landlords and other persons having material business dealings with the Company and its Subsidiaries; provided that no action or failure to take action by the Company or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 7.01(b) through (q) shall constitute a breach under this Section 7.01(a) unless such action or failure to take action would constitute a breach of such provision of Section 7.01(b) through (q), as applicable;

(b) the Company will not amend the articles of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries;

(c) neither the Company nor any of its Subsidiaries will (i) declare, set aside or pay any dividend or other distribution (including any constructive or deemed distribution), whether payable in cash, stock or other property, with respect to its capital stock, or otherwise make any payments to its shareholders in their capacity as such, other than (A) quarterly cash dividends with record dates and payment dates within the ranges of dates identified in Section 7.01(c) of the Company Disclosure letter (v) with respect to the Shares in an amount not to exceed $0.515 per Share, (w) with respect to the First Series Preferred Shares, in such amount determined in accordance with the certificate of designation of the First Series Preferred Shares, (x) with respect to the Second Series Preferred Shares, in such amount determined in accordance with the certificate of designation of the Second Series Preferred Shares, (y) with respect to the Fourth Series Preferred Shares, in such amount determined in accordance with the certificate of designation of the Fourth Series Preferred Shares and (z) with respect to the Series B Preferred Shares of H. J. Heinz Finance Company, in such amount determined in accordance with the certificate of designation of the Series B Preferred Shares of H. J. Heinz Finance Company, or (B) dividends paid entirely to the Company or a wholly owned Subsidiary of the Company; (ii) issue, sell, grant, transfer, pledge, dispose of or encumber any additional capital stock of the Company or any of its Subsidiaries (including treasury stock) or securities convertible, exchangeable or exercisable therefor (collectively, “Equity Interests”), other than (A) in respect of the shares of the Company’s capital stock reserved for issuance on the date of this Agreement and issued pursuant to the exercise of Company Stock Options outstanding on the date of this Agreement or issued after the date of this Agreement as permitted by Section 7.01(d) or the conversion of First Series Preferred Shares outstanding on the date of this Agreement, (B) Equity Interests of any Subsidiary of the Company issued, sold, granted, transferred, pledged, disposed of or encumbered to the Company or any of its wholly owned Subsidiaries or (C) in connection with the refinancing or mandatory redemption of the Series B Preferred Shares of H. J. Heinz Finance Company but only if, in the case of this clause (C), such new Equity Interests are redeemable at any time at the Company’s option at or subsequent to the Effective Time; (iii) split, combine, subdivide or reclassify the Shares or any other outstanding Equity Interests of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any Equity Interests of the Company or (iv) redeem, purchase or otherwise acquire, directly or indirectly, any Equity Interests of the Company, other than (A) the redemption of Equity Interests of the Company’s Subsidiaries as required by the terms of such Equity Interests or the redemption of First Series Preferred Shares, (B) the acquisition of Shares in connection with the surrender of Shares by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (C) the withholding of Shares to satisfy tax obligations with respect to awards granted pursuant to the Stock Plans and (D) the acquisition by the Company of Company Stock Options and Company RSUs in connection with the forfeiture of such awards;

(d) neither the Company nor any of its Subsidiaries will (i) except as required by applicable Law or pursuant to any Company Plan in effect and disclosed to Parent on or prior to the date of this Agreement, increase the compensation or benefits payable or to become payable to any of its Officers, directors, employees or consultants or enter into, establish, amend or terminate any Company Plans, other than (x) increases in compensation or benefits of employees who are not directors or Officers of the Company made in the ordinary course of business consistent with past practice (including with respect to amount); (ii) hire or engage for services any individual with target annual cash compensation of more than $250,000, (iii) other than ordinary course employment agreements entered into with employees performing services outside the United States, enter into any employment, change of control, severance or retention agreement with any director, Officer, employee or consultant of the Company except for newly hired Officers permitted to be hired by the terms of this Agreement or (iv) other than as expressly contemplated by this Agreement, take any action to accelerate the vesting or funding of any payment or benefit;

(e) neither the Company nor any of its Subsidiaries will make any loans or advances to any of its officers, directors, employees, agents or consultants or other related parties (other than in the ordinary course of business consistent with past practice in amount) or make any change in its existing borrowing or lending arrangements for or on behalf of any such Persons;

(f) neither the Company nor any of its Subsidiaries will implement any employee layoffs in violation of the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related Law;

(g) neither the Company nor any of its Subsidiaries will (i) incur or assume any long-term Indebtedness in excess of $100,000,000 in the aggregate or incur or assume any short-term Indebtedness other than in the ordinary course of business consistent with past practice in quantity and amount (in each case of this clause (i), other than intercompany Indebtedness or in connection with the refinancing of any Indebtedness or the mandatory redemption of any Equity Interests of the Company’s Subsidiaries), (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a Subsidiary of the Company), except in the ordinary course of business consistent with past practice in quantity and amount, or (iii) make any material loans, advances or capital contributions to, or investments in, any other Person (other than in a Subsidiary of the Company) except in the ordinary course of business consistent with past practice in quantity and amount;

(h) neither the Company nor any of its Subsidiaries will make any capital expenditure, other than (A) capital expenditures expressly contemplated by the Company’s existing budget and capital expenditure plans for fiscal 2013 and 2014, copies of which have been furnished to Parent as of the date hereof or (B) other capital expenditures not in excess of $15,000,000 individually or $40,000,000 in the aggregate;

(i) neither the Company nor any of its Subsidiaries will settle or waive any claim or litigation other than (A) settlements or waivers that require payments by the Company or any of its Subsidiaries not in excess of $10,000,000 individually or $25,000,000 in the aggregate or (B) the settlement of claims or litigations disclosed, reflected or reserved against in the Company Financial Statements for an amount not materially in excess of the amount so disclosed, reflected or reserved; provided, however, with respect to each of clauses (A) and (B), neither the Company nor any of its Subsidiaries shall settle or waive any material claim or litigation if such settlement would require a material change to the business of the Company or any of its Subsidiaries;

(j) neither the Company nor any of its Subsidiaries will change any of the accounting methods, principles or practices used by it unless required by or advisable under a change in GAAP or Law;

(k) other than in the ordinary course of business, neither the Company nor any of its Subsidiaries will make, change or rescind any material Tax election, change or adopt any material Tax accounting period or Tax accounting method, file any material amended Tax Return, enter into any material Tax closing agreement, settle any material Tax claim or assessment, surrender any right to claim a material Tax refund, offset or other reduction in liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or effect any material repatriation transaction not requested by Parent, except in connection with (i) the refinancing or repayment of any Indebtedness, (ii) the refinancing or mandatory redemption of the Series B Preferred Shares of H. J. Heinz Finance Company or (iii) in connection with ordinary course working capital maintenance, and in the case of each of clauses (i), (ii) and (iii) the Company will give reasonable advance notice to Parent of the proposed repatriation and will consult in good faith with Parent about the need for and structure and tax effects of the repatriation transaction;

(l)      (i) neither the Company nor any of its material Subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization, and (ii) neither the Company nor any of its Subsidiaries will (A) acquire by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) acquire, transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any material assets, other than, in the case of this clause (B), acquisitions of raw materials (including packaging) and inventory and sales of inventory, in each case in the ordinary course of business consistent with past practice in quantity and amount;

(m) neither the Company nor any of its Subsidiaries will adopt or implement any rights agreement, “poison pill” or similar agreement or plan that restricts Parent, the Guarantors, or any of their respective Affiliates from acquiring any securities of the Company or engaging in any transaction with the Company unless it excludes from its adverse effects Parent, the Guarantors and their respective Affiliates, including, for the avoidance of doubt, by excluding from the definition of “acquiring person” or similar definition, Parent, the Guarantors and their respective Affiliates;

(n) neither the Company nor any of its Subsidiaries will amend in any material respect or waive any of its material rights under any Company Material Contract (which shall include, solely for purposes of this clause (n), any material collective bargaining agreement or other material agreement with any labor organization, works council, trade union or other employee representative), or enter into any Contract that would constitute a Company Material Contract, except in the ordinary course of business consistent with past practice and that would not materially and adversely affect the business of the Company and its Subsidiaries;

(o) neither the Company nor any of its Subsidiaries will enter into, renew or amend in any material respect any transaction, Contract, arrangement or understanding between the Company or any Subsidiaries, on the one hand, and any Affiliate of the Company (other than any of the Company’s Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation SK promulgated under the Exchange Act, other than in the ordinary course of business;

(p) neither the Company nor any of its Subsidiaries will launch a material new marketing or rebranding campaign for any products sold by the Company or any of its Subsidiaries or enter into or discontinue any material product line or line of business, other than, in each case, in the ordinary course of business; and

(q) neither the Company nor any of its Subsidiaries will enter into an agreement, Contract or other commitment to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     The Company, on the one hand, and Parent and Merger Sub, on the other hand, acknowledge and agree that: (i) nothing contained in this Agreement is intended to give

Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time, (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ operations and (iii) notwithstanding anything to the contrary in this Agreement, no consent of Parent shall be required with respect to any matter set forth in this Section 7.01 or elsewhere in this Agreement to the extent the requirement of such consent would reasonably be expected to be a violation of applicable Law.

     Section 7.02. No Solicitation; Change in Recommendation. (a) No Solicitation. Except as expressly permitted by this Section 7.02, the Company and its Subsidiaries shall not, shall cause their respective directors and executive officers not to, and shall not permit or authorize any of its or their respective officers, directors, employees, consultants, agents, financial advisors, attorneys, accountants, other advisors, Affiliates and other representatives (collectively, “Representatives”) to, directly or indirectly:

(i) solicit, seek, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, any Acquisition Proposal;

(iii) approve, endorse or recommend any Acquisition Proposal; or

(iv) enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

The Company shall, and shall cause its Subsidiaries to, and shall direct and use its reasonable best efforts to cause its and their Representatives to, immediately cease and cause to be terminated all discussions and negotiations with any Person that may be ongoing with respect to any Acquisition Proposal, and the Company shall promptly deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, which notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries.

     (b) Discussions. Notwithstanding anything to the contrary contained in Section 7.02(a) or any other provision hereof, if (i) at any time prior to obtaining the Company Shareholder Approval, the Company or any of its Representatives receives a bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal did not result from any breach of this Section 7.02, and (ii) in the case of the following clauses (B) and (C), the Board of Directors of the Company (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and its Representatives may (A) contact the Person or group of Persons who has made such Acquisition Proposal in order to clarify terms for the sole purpose of the Board of Directors of the Company informing itself about such Acquisition Proposal, (B) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided, that the Company shall promptly (and in any event within 24 hours) provide or make available to Parent any material non-public information concerning the Company or its Subsidiaries that is provided or made available to any Person given such access which was not previously provided to Parent or its Representatives and (C) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal. The Company shall not provide any commercially sensitive non-public information to any competitor in connection with the actions permitted by this Section 7.02(b) (or be obligated to provide any such information to Parent pursuant to the proviso to clause (B) of this Section 7.02(b)), other than in accordance with “clean room” or other similar procedures designed to limit any adverse effect of the sharing of the information on the Company.

     (c) Notice of Acquisition Proposals and Inquiries. The Company shall promptly (and in any event within 24 hours) provide to Parent (i) notice of the Company or any of its Subsidiaries having received any request for discussions or negotiations, any request for access to any non-public information of the Company or any of its Subsidiaries of which the Company or any of its Subsidiaries is or has become aware, or any request for information relating to the Company or any of its Subsidiaries, in each case from any Person or group of Persons who the Company is aware or should reasonably be expected to be aware is considering making an Acquisition Proposal, (ii) an unredacted copy of any Acquisition Proposal made in writing (including any material updates, revisions or supplements thereto) provided to the Company or any of its Subsidiaries or Representatives (including any financing commitments or other documents containing material terms and conditions of such Acquisition Proposal) and (iii) a written summary of the material terms of any Acquisition Proposal not made in writing (including any material updates, revisions or supplements thereto) provided to the Company or any of its Subsidiaries or Representatives (including any financing commitments or other documents containing material terms and conditions of such Acquisition Proposal) and, in each case, the identity of the Person making such Acquisition Proposal, and shall keep Parent reasonably informed of any significant developments, discussions or negotiations regarding any Acquisition Proposal on a reasonably timely basis (and in any event within 24 hours of the occurrence of any change in any price term or any other material term thereof). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 7.02.

     (d) Company Adverse Recommendation Change. Except as expressly permitted by Section 7.02(e) or Section 7.02(f), the Board of Directors of the Company (or any committee thereof) shall not (i)(A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in each case in a manner adverse to Parent, the Company Recommendation, (C) within ten Business Days of a tender or exchange offer relating to securities of the Company having been commenced, fail to (1) publicly recommend against such tender or exchange offer or fail to send to the Company’s securityholders a statement disclosing that the Company recommends rejection of such tender or exchange offer, or (2) publicly reaffirm the Company Recommendation, (D) adopt, approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company an Acquisition Proposal or resolve or agree to take any such action or (E) following the disclosure or announcement of an Acquisition Proposal or at any other time following the request in writing by Parent, fail to reaffirm publicly the Company Recommendation within ten Business Days after Parent requests in writing that the Company Recommendation be reaffirmed publicly (provided that Parent shall be entitled to make such a written request for reaffirmation only once for each Acquisition Proposal and once for each increase of price of such Acquisition Proposal, and once otherwise) (the actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement or (iii) take any action pursuant to Section 9.03(a).

     (e) Superior Proposal. Notwithstanding anything to the contrary herein, prior to the time the Company Shareholder Approval is obtained, but not after, the Board of Directors of the Company (or any committee thereof) may terminate this Agreement pursuant to Section 9.03(a) to enter into an Alternative Acquisition Agreement relating to any Acquisition Proposal, which Acquisition Proposal did not result from any breach of this Section 7.02 if the Board of Directors of the Company (or any committee thereof) has determined in good faith, after consultation with its financial advisor and outside legal counsel, (x) that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) that such Acquisition Proposal constitutes a Superior Proposal; provided, however, that (1) the Board of Directors of the Company (or any committee thereof) has given Parent at least three Business Days’ prior written notice of its intention to take such action (which notice shall include an unredacted copy of the Superior Proposal, an unredacted copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto and a written summary of the material terms of any Superior Proposal not made in writing, including any financing commitments relating thereto), (2) following the end of such notice period, the Board of Directors of the Company (or any committee thereof) shall have considered in good faith any proposed revisions to this Agreement proposed in writing by Parent and shall have determined that the Superior Proposal continues to constitute a Superior Proposal and that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (3) in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above and the notice period in clause (1) shall have recommenced and the condition in clause (2) shall have been satisfied again, except that the notice period shall be at least one Business Day (rather than the three Business Days otherwise contemplated by clause (1) above).

     (f) Intervening Event. Notwithstanding anything to the contrary herein, prior to the time the Company Shareholder Approval is obtained, but not after, the Board of Directors of the Company (or any committee thereof) may effect a Company Adverse Recommendation Change involving the actions contemplated by clauses (i)(A) and (i)(B) of Section 7.02(d) in response to any development, fact, change, event, effect, occurrence or circumstance that (A) does not relate to a Superior Proposal (which is addressed under Section 7.02(e)) and (B) is not known (or the material consequences of which are not known) to the Board of Directors of the Company as of the date hereof if (1) the Board of Directors of the Company (or any committee thereof) has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (2) prior to taking such action, the Board of Directors of the Company (or any committee thereof) has given Parent at least three Business Days’ prior written notice of its intention to take such action which notice will identify the reasons for the proposed Company Adverse Recommendation Change, and (3) following the end of such notice period, the Board of Directors of the Company (or any committee thereof) shall have considered in good faith any revisions to this Agreement proposed in writing by Parent and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect such Company Adverse Recommendation Change would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law. For the avoidance of doubt, a Company Adverse Recommendation Change pursuant to this Section 7.02(f) shall not give rise to any termination right for the Company.

     (g) Enforcement of Standstills. The Company shall not fail to enforce or grant any waiver, amendment or release under any standstill agreement (or any standstill provisions of any other contract or agreement with respect to Shares or other equity securities of the Company) unless the Board of Directors of the Company (or any committee thereof) has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

     (h) Disclosure Obligations. Nothing contained in this Agreement shall prohibit the Company or the Board of Directors of the Company (or any committee thereof) from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders), or (ii) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company); provided that complying with such obligations or making such disclosure shall not in any way limit or modify the effect, if any, that any such action has under this Agreement.

     Section 7.03. Shareholders Meeting; Proxy Statement. (a) Shareholders Meeting. The Company shall take all actions in accordance with applicable Law, the Company’s articles of incorporation and bylaws and the rules of the NYSE to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment or postponement thereof, the “Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval, as soon as reasonably practicable (and in any event no later than 35 days after (i) the tenth calendar day after the preliminary Proxy Statement therefor has been filed with the SEC if by such date the SEC has not informed the Company that it intends to review the Proxy Statement, or (ii) if the SEC has by such date informed the Company that it intends to review the Proxy Statement, the date on which the SEC confirms that it has no further comments on the Proxy Statement). Subject to Section 7.02, the Company shall use its reasonable best efforts to obtain the Company Shareholder Approval. The Company shall not, without the consent of Parent, adjourn or postpone the Shareholders Meeting; provided that the Company may, without the consent of Parent, adjourn or postpone the Shareholders Meeting (x) if as of the time for which the Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders Meeting, (y) if the failure to adjourn or postpone the Shareholders Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Proxy Statement or (z) for a single period not to exceed ten Business Days, to solicit additional proxies if necessary to obtain the Company Shareholder Approval.

     (b) Proxy Statement. As promptly as reasonably practicable after the execution of this Agreement (and in no event later than 20 days from the date of this Agreement), the Company shall prepare the Proxy Statement and file it with the SEC and the Company and Parent shall cooperate with each other in connection with the preparation of the foregoing. The Company shall use reasonable best efforts to respond as promptly as practicable to and resolve all comments received from the SEC or its staff concerning the Proxy Statement and shall cause the Proxy Statement to be mailed to its shareholders as promptly as reasonably practicable after the resolution of any such comments. The Company shall notify Parent promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement. The Company shall not file the Proxy Statement or any amendments thereof with the SEC without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, with respect to disclosures relating to Parent or without otherwise providing Parent, Merger Sub and their counsel a reasonable opportunity to review and propose comments on the Proxy Statement or such amendments (and the Company shall in good faith give reasonable consideration to any such comments). The Company will not have or participate in any meetings or discussions with any Governmental Entity regarding the Proxy Statement without first consulting with Parent. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to it as may be required to be set forth in the Proxy Statement under applicable Law. Parent agrees that such information supplied by or on behalf of Parent or Merger Sub in writing for inclusion (or incorporation by reference) in the Proxy Statement will not, on the date it is first mailed to shareholders of the Company and at the time of the Shareholders Meeting or filed with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company agrees that the Proxy Statement (i) will not, on the date it is first mailed to shareholders of the Company and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the foregoing shall not apply with respect to information contained or incorporated by reference in the Proxy Statement and supplied by or on behalf of Parent or Merger Sub for inclusion (or incorporation by reference) in the Proxy Statement and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act.

     Section 7.04. Shareholder Litigation. Subject to the immediately following sentence, each of the Company and Parent shall use reasonable best efforts to prevent the entry of (and, if entered, to have vacated, lifted, reversed or overturned) any Order that results from any shareholder litigation against the Company, Parent, Merger Sub or any of their respective directors or officers relating to this Agreement, the Merger or any of the other transactions contemplated hereby. The Company shall give Parent the opportunity to participate in, but not control, the defense or settlement of any shareholder litigation against the Company or any of its directors or officers relating to this Agreement, the Merger or any of the transactions contemplated by this Agreement, and no such settlement of any shareholder litigation shall be agreed to without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. Each of Parent and the Company shall notify the other promptly (and in any event within 48 hours) of the commencement of any such shareholder litigation of which it has received notice.

     Section 7.05. Reasonable Best Efforts. (a) Subject to Section 7.05(e) and (f), prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the Merger and the other transactions contemplated by this Agreement including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the other transactions contemplated by this Agreement, (ii) the satisfaction of the other parties’ conditions to consummating the Merger and the other transactions contemplated by this Agreement, (iii) taking all actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Affiliates in connection with the Merger and the other transactions contemplated by this Agreement, (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Additionally, each of Parent, Merger Sub, the Company and their respective Affiliates shall (a) subject to Section 7.05(e) and (f), use its reasonable best efforts to fulfill all conditions precedent to the Merger and (b) not take or agree to take any action after the date of this Agreement until the earlier of the termination of this Agreement or the Effective Time, including, for the avoidance of doubt, any acquisition of a food manufacturer (which shall be applicable to Affiliates), that would be reasonably likely to (w) materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity necessary to be obtained prior to Closing, (x) materially increase the risk of any Government Entity entering an Order prohibiting the consummation of the Merger and the other transactions contemplated hereby, (y) materially increase the risk of not being able to have vacated, lifted, reversed or overturned any such Order on appeal or otherwise or (z) otherwise prevent or materially delay the consummation of the Merger and the other transactions contemplated hereby; provided that the foregoing shall not require any party to this Agreement to waive any of the conditions set forth in Article 8.

     (b) Prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, and shall provide any necessary or appropriate information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement. Subject to applicable Law, each party to this Agreement shall promptly inform the other parties to this Agreement of any communication from any Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement. If any party to this Agreement or any Affiliate of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in compliance with such request. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement, the parties hereto shall use their respective reasonable best efforts to effect such transfers.

     (c) The Company and Parent shall file, as promptly as practicable, but in any event no later than ten Business Days after the date of this Agreement, notifications under the HSR Act, and the Company and Parent shall file, as promptly as practicable, any other filings and/or notifications under applicable Antitrust Laws, and shall respond, as promptly as practicable, to any inquiries received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and to respond, as promptly as practicable, to all inquiries and information requests received from any state Attorney General or other Governmental Entity in connection with antitrust matters.

     (d) Subject to Section 7.05(e) and (f), each of Parent and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement so as to consummate and make effective in the most expeditious manner possible the Merger and the other transactions contemplated by this Agreement. In connection therewith, if any action, suit or proceeding is instituted (or threatened to be instituted) challenging the Merger or any of the other transactions contemplated by this Agreement as violative of any applicable Laws, each of Parent and the Company shall, subject to Section 7.05(e) and (f), cooperate and use its reasonable best efforts to settle, vigorously contest and resist any such action, suit or proceeding, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other Order whether temporary, preliminary or permanent, that is in effect and that delays, prohibits, prevents, or restricts consummation of the Merger or any other transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal unless, by mutual agreement, Parent and the Company decide that litigation or resolution by means of settlement is not in their respective best interests. Each of Parent and the Company shall, subject to Section 7.05(e) and (f), use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to the Merger and the other transactions contemplated by this Agreement as promptly as possible after the execution of this Agreement.

     (e) Parent, Merger Sub and the Company acknowledge and agree that Parent’s and Merger Sub’s obligation to use their reasonable best efforts set forth in Sections 7.05(a) and (d), to the extent relating in any manner to regulatory and competition matters, shall constitute an obligation of Parent and Merger Sub to agree to (i) any prohibition of or limitation on its or their ownership (or any limitation that would affect its or their operation) of any portion of the businesses or assets of the Company or any of its Subsidiaries, (ii) divest, hold separate or otherwise dispose of any portion of the businesses or assets of the Company or any of its Subsidiaries, (iii) any limitation on the ability of the Company to hold or exercise full rights of ownership of any capital stock of any Subsidiary of the Company or (iv) any other limitation on its or their ability to effectively control the businesses of the Company or any of its Subsidiaries or any limitation that would affect its or their ability to control their operations of the Company or any of its Subsidiaries, in each case of clauses (i) through (iv), up to, but not exceeding, the Agreed Restrictions. Notwithstanding the foregoing and any other provision of this Agreement to the contrary, neither Parent nor Merger Sub will be obligated to agree to any prohibition, limitation, divestiture, hold separate arrangement, disposition or other action to the extent relating in any manner to regulatory and competition matters (including those described in clauses (i) through (iv) of the immediately preceding sentence) other than the Agreed Restrictions. Neither the Company nor any of its Subsidiaries shall agree to any of the actions, forbearances, restrictions or other matters contemplated by the first sentence in this Section 7.05(e)

without the prior written consent of Parent, which consent shall not be withheld with respect to the Agreed Restrictions. “Agreed Restrictions” means divestitures, hold separate arrangements or other dispositions of businesses or assets of the Company and its Subsidiaries, or other reasonable prohibitions or limitations (including those described in clauses (i) through (iv) of the first sentence of this Section 7.05(e)) on businesses or assets of the Company and its Subsidiaries, if such businesses or assets, in the aggregate, together generated (directly or indirectly) sales revenue of less than $750,000,000 during the twelve month period ended January 31, 2013.

     (f) Notwithstanding Section 7.05(a) through (e) or any other provision of this Agreement to the contrary, in no event shall Parent or its Subsidiaries (including Merger Sub) or their Affiliates be required to agree to (i) any prohibition of or limitation on its or their ownership (or any limitation that would affect its or their operation) of any portion of their respective businesses or assets (without giving effect to the Merger), (ii) divest, hold separate or otherwise dispose of any portion of its or their respective businesses or assets (without giving effect to the Merger), or (iii) any other limitation on its or their ability to effectively control their respective businesses or any limitation that would affect its or their ability to control their respective operations (without giving effect to the Merger).

     Section 7.06. Access and Reports. (a) Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other Representatives reasonable access during normal business hours, throughout the period prior to the Effective Time, to its employees, properties, books, Contracts and records, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may be reasonably requested, and shall provide office space and such access for a reasonable number of Representatives of Parent at the Company’s headquarters and other key facilities for Representatives of Parent who will be designated by Parent to assist in transitional matters. All requests for information made pursuant to this Section 7.06 shall be directed to the executive officer or other Persons designated by the Company. No investigation pursuant to this Section 7.06 or by Parent or its Representatives at any time prior to or following the date of this Agreement shall affect or be deemed to modify any representation or warranty made by the Company herein.

     (b) In order to facilitate the transition of the Company to ownership by Parent, upon Parent’s request, the parties shall establish a transition planning team of at least six members (the “Transition Team”) comprised of an equal number of representatives of Parent and the Company, which shall be responsible for facilitating a planning process to ensure the successful transition of the Company to ownership by Parent. Upon Parent’s request, subject to applicable Law, the Transition Team shall be responsible for developing a plan for the transition of the Company to ownership by Parent from and after the Effective Time and shall confer on a regular and continued basis regarding the status of the transition planning process. Upon Parent’s request, the Company shall devote sufficient resources to the Transition Team and share information as necessary to achieve the objectives set forth in this Section 7.06(b), subject to applicable Law.

     (c) This Section 7.06 shall not require the Company or its Subsidiaries to permit any access, or to disclose any information that, in the reasonable, good faith judgment (after consultation with counsel) of the Company, is likely to result in any violation of any Law or cause any privilege (including attorney-client privilege) that the Company or its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in the Company’s reasonable, good faith judgment (after consultation with counsel) adversely affect in any material respect the Company’s position in any pending litigation; provided, that, the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (i) would not (in the good faith belief of the Company (after consultation with counsel)) be reasonably likely to result in the violation of any such Law or be likely to cause such privilege to be undermined with respect to such information or (ii) could reasonably (in the good faith belief of the Company (after consultation with counsel)) be managed through the use of customary “clean-room” arrangements.

     (d) The information provided pursuant to this Section 7.06 shall be governed by the terms and conditions of the Confidentiality Agreements.

     Section 7.07. Stock Exchange De-listing. The Surviving Corporation shall cause the Company’s Shares to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

     Section 7.08. Publicity. The initial press release regarding this Agreement, the Merger and the transactions contemplated by this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, none of the Company, Parent or Merger Sub shall, and the Company shall not permit any of its Subsidiaries to, issue or cause the publication of any press release or similar public announcement with respect to, or otherwise make any public statement concerning, this Agreement, the Merger or the other transactions contemplated by this Agreement without first consulting with Parent, in the case of a proposed announcement or statement by the Company, or the Company, in the case of a proposed announcement or statement by Parent or Merger Sub; provided, however, that the restrictions set forth in this Section 7.08 will not apply to any release or public statement (a) made or proposed to be made by the Company in connection with a Company Adverse Recommendation Change or any action taken pursuant thereto or (b) in connection with any dispute between the parties regarding this Agreement, the Merger, or the transactions contemplated by this Agreement. The Company shall not make any communications to employees with respect to the Merger and the other transactions contemplated by this Agreement containing information that has not been previously publicly disclosed in a press release or filing with the SEC or which is inconsistent with such previously disclosed information without first consulting with Parent and providing Parent reasonable opportunity to comment.

Section 7.09. Employee Benefits.

     (a) Employees. Parent shall honor, and shall cause its Subsidiaries to honor, all existing employment or compensatory Contracts (subject to any right to amend, modify or terminate such Contracts in accordance with their terms). During the period of one year beginning on the Effective Time, Parent shall provide or cause to be provided to each employee of the Company and its Subsidiaries as of the Closing Date who continue employment with Parent or any of its direct or indirect Subsidiaries (each, an “Affected Employee”) compensation and benefits the value of which, in the aggregate, is not less favorable than the value of the compensation and benefits provided to such Affected Employee immediately prior to the Effective Time; provided, that, during such one-year period (1) each Affected Employee shall be provided base wages or salary, as applicable, that are not less than the base wages or salary, as applicable, provided to such Affected Employee immediately prior to the Effective Time and (2) each Affected Employee shall be provided severance benefits not less favorable than those provided to such Affected Employee immediately prior to the Effective Time.

     (b) Plans. Parent shall cause any employee benefit plans (other than any equity based plans) which the Affected Employees are entitled to participate in after the Effective Time to take into account for purposes of eligibility, vesting, level of benefits and benefit accrual (but not for benefit accrual purposes under any defined benefit pension plan) thereunder, service for the Company and its Subsidiaries as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company or any of its Subsidiaries prior to the Effective Time (except to the extent it would result in a duplication of benefits or compensation with respect to the same period of service). To the extent any health benefit plan replaces a Company Plan that is a health benefit plan in the plan year in which the Effective Time occurs, Parent shall, and shall cause its direct and indirect Subsidiaries (including the Surviving Corporation) to (i) waive all limitations as to preexisting conditions exclusions and all waiting periods with respect to participation and coverage requirements applicable to each Affected Employee to the extent waived or satisfied under the replaced Company Plan prior to the Effective Time and (ii) credit each Affected Employee for any co-payments, deductibles and other out-of-pocket expenses paid prior to the Effective Time under the terms of the replaced Company Plan in satisfying any applicable deductible, co-payment or out-of-pocket requirements for the plan year in which the Effective Time occurs.

     (c) Effect of Agreement. Nothing contained in this Section 7.09 or any other provision of this Agreement, (i) shall be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) shall limit the ability of Parent or any of its Affiliates (including, following the Closing, the Surviving Corporation or any of its Subsidiaries) to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any Person (including any Affected Employee) other than the parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with Parent, the Surviving Corporation, any of its Subsidiaries, or any of their respective Affiliates or (iv) subject to the severance obligations (if any) pursuant to Section 7.09(a), shall limit the right of Parent (or its Subsidiaries) to terminate, in accordance with applicable Law, the employment or service of any employee or other service-provider following the Effective Time.

     Section 7.10. Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

     Section 7.11. Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to indemnify and hold harmless, and advance expenses as incurred to, in each case to the fullest extent permitted under applicable Law, each present and former director, officer or representative of the Company or any of its Subsidiaries and in a manner consistent with the terms and conditions on which indemnification is provided for as of the date hereof (collectively, the “Indemnified Parties”) against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer or representative of the Company or any of its Subsidiaries or services performed by such Persons at the request of the Company or any of its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the Merger and the other transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, that the Person to whom Costs are advanced provides a reasonable and customary undertaking to repay such Costs if it is ultimately determined that such Person is not entitled to indemnification.

     (b) Following the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the provisions in its certificate of incorporation and bylaws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of Indemnified Parties, as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in the certificate of incorporation and bylaws of the company in effect on the date of this Agreement, to the fullest extent permitted from time to time by applicable Law, which provisions shall not be amended except as required by applicable Law or to make changes permitted by applicable Law that would enlarge the scope of the Indemnified Parties’ indemnification rights thereunder.

     (c) Prior to the Effective Time, the Company shall and, if the Company is unable to, the Surviving Corporation as of the Effective Time shall obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for the Indemnified Parties, and (ii) the Company’s existing fiduciary and employment practices liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the Indemnified Parties as the Company’s existing policies with respect to any matters that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Surviving Corporation be required to expend for such policies pursuant to this sentence an aggregate premium amount in excess of 600% of the annual premium currently paid by the Company for such insurance. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     (d) If the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, unless provided by operation of Law, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 7.11. This Section 7.11 may not be amended after the Effective Time in a manner as to adversely affect any Indemnified Person unless such Indemnified Person shall have consented in writing to such amendment.

     (e) The provisions of this Section 7.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, who are third party beneficiaries of this Section 7.11 as of the Closing.

     (f) The rights of the Indemnified Parties under this Section 7.11 shall be in addition to any rights such Indemnified Parties may have under the articles of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any

Indemnified Party as provided in the articles of incorporation, bylaws or comparable governing documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

     Section 7.12. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and Parent shall each use reasonable best efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effects of such Law on this Agreement, the Merger and the other transactions contemplated hereby.

Section 7.13. Financing.

     (a) Efforts to Obtain the Financing. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Financing described in the Financing Letters on the terms and conditions described therein including using reasonable best efforts (i) to maintain in effect the Financing Letters until the consummation of the transactions contemplated hereby, (ii) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letter (collectively, the “Debt Financing Agreements”) on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter and related fee letter or, if available, on other terms that are acceptable to Parent and would not adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of Parent and Merger Sub to consummate the transactions contemplated herein, (iii) to satisfy on a timely basis all conditions to funding in the Debt Commitment Letter and such definitive agreements thereto (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information described in Section 7.13(b)) and in the Equity Funding Letters and to consummate the Financing at or prior to the Closing, and (iv) to enforce its rights (including through litigation) under or with respect to the Financing Letters and the Debt Financing Agreements. Parent shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Letters without the prior written consent of the Company to the extent such amendments, modifications or waivers would reasonably be expected to (A) reduce the aggregate amount of cash proceeds available from the Financing to fund the amounts required to be paid by Parent or Merger Sub under this Agreement below the amount required to consummate the Merger and the other transactions contemplated by this Agreement, (B) impose new or additional conditions or otherwise be reasonably likely to prevent or delay or impair the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement or adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Letters or the Debt Financing Agreements. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any actual or alleged breach or default by any party to any of the Financing Letters or Debt Financing Agreements, (y) of the receipt of any written notice or other written communication from any Financing source with respect to any actual or alleged breach, default, termination or repudiation by any party to any of the Financing Letters or any definitive document related to the Financing or any provisions of the Financing Letters or any definitive document related to the Financing, or (z) if Parent and Merger Sub determine in good faith that they will not be able to satisfy any of the obligations to, or otherwise be able to obtain, some or any portion of the Financing prior to the Termination Date. Upon the occurrence of any circumstance referred to in clause (x), (y) or (z) of the preceding sentence or if any portion of the Debt Financing otherwise becomes unavailable, and such portion is reasonably required to fund the aggregate Per Share Merger Consideration and all fees, expenses and other amounts contemplated to be paid by Parent, Merger Sub or the Surviving Corporation pursuant to this Agreement, Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on terms and conditions not less favorable to the Company or Parent (in the reasonable judgment of Parent) than the terms set forth in the Debt Commitment Letter (including the flex provisions thereof). Any reference in this Agreement to (1) the “Debt Financing” shall include any such alternative financing, (2) the “Debt Commitment Letter” shall include the commitment letter and the corresponding fee letter with respect to any such alternative financing, (3) the “Debt Financing Agreements” shall include the definitive agreements with respect to any such alternative financing and (4) the “Debt Financing Sources” shall include the financing institutions contemplated to provide any such alternative financing. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 7.13(a) shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) seek the Equity Financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Funding Letters or (ii) pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Commitment Letter (including the flex provisions), or agree to any “market flex” term less favorable to Parent, Merger Sub or the Surviving Company than such corresponding market flex term contained in or contemplated by the Debt Commitment Letter (in either case, whether to secure waiver of any conditions contained therein or otherwise). Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and provide copies of all documents provided to the lenders or otherwise related to the Financing to the Company.

     (b) Financing Cooperation. Prior to the Closing, the Company shall use reasonable best efforts to provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting, to provide, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent and Merger Sub that is customary or necessary in connection with arranging, obtaining and syndicating the Financing and causing the conditions in the Financing Letters to be satisfied, including:

(i)  assisting with the preparation of Offering Documents,

(ii)  preparing and furnishing to Parent and the Debt Financing Sources as promptly as practicable with all Required Information and all other available pertinent information and disclosures relating to the Company and its Subsidiaries (including their businesses, operations, financial projections and prospects) as may be reasonably requested by Parent and customary to assist in preparation of the Offering Documents,

(iii) having the Company designate members of senior management of the Company to execute customary authorization letters with respect to Offering Documents and participate in a reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Financing, including direct contact between such senior management of the Company and its Subsidiaries and Parent’s Financing Sources and other potential lenders in the Financing,

(iv) assisting Parent in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Debt Commitment Letter,

(v) requesting the Company’s independent auditors to cooperate with Parent’s reasonable best efforts to obtain customary accountant’s comfort letters (including “negative assurance”) and consents from the Company’s independent auditors,

(vi) assisting in the preparation of, and executing and delivering, definitive financing documents, including guarantee and collateral documents and customary closing certificates as may be required by the Financing (including a certificate of an appropriate officer of the Company with respect to solvency of the Company and its Subsidiaries on a consolidated basis to the extent required by the Debt Financing Sources) and other customary documents as may be reasonably requested by Parent,

(vii)  facilitating the pledging of collateral for the Financing,

(viii)  assisting the Financing sources in benefiting from the existing lending relationships of the Company and its Subsidiaries,

     (ix) requesting from the Company’s existing lenders such customary documents in connection with refinancings as requested by Parent in connection with the Financing and collateral arrangements, including customary payoff letters, lien releases, instruments of termination or discharge,

(x) furnishing Parent and the Debt Financing Sources with all documentation and other information required by Governmental Entities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening

America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended), and

(xi) cooperating with Parent, and taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Financing;

provided, however, that (A) nothing in this Section 7.13(b) shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, (B) neither the Company nor any of its Subsidiaries shall be required to incur any liability that is not contingent upon the Closing (or, without limitation of the foregoing, execute any definitive financing documents (except the authorization letter delivered pursuant to the foregoing clause (iii)) prior to the Closing or any other agreement, certificate, document or instrument that would be effective prior to the Closing) and (C) none of the boards of directors (or equivalent bodies) of the Company or any of its Subsidiary shall be required to enter into any resolutions or take similar action approving the Financing. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments and penalties suffered or incurred in connection with this Section 7.13(b). Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 7.13(b). Parent shall cause all non-public or confidential information provided by or on behalf of the Company or any of its Subsidiaries pursuant to this Section 7.13(b) to be kept confidential in accordance with the Confidentiality Agreements.

     (c) Current Information. The Company hereby consents to the use of the Company’s logos in connection with the Financing in a form and manner mutually agreed with the Company; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. In connection with any Offering Document prepared by Parent and used to market any debt securities contemplated pursuant to the Debt Commitment Letter prior to the Closing, the Company will, upon request of Parent, use its reasonable best efforts to periodically update any Required Information included in such Offering Document so that Parent may ensure that such Required Information, when taken as a whole, does not contain as of the time provided, giving effect to any supplements, any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not materially misleading.

     (d) No Financing Condition. Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article 8.

Section 7.14. Debt Tender Offers; Credit Agreement; Repatriation of Cash.

     (a) Debt Tender Offers. As soon as reasonably practicable after the receipt of any written request by Parent to do so, the Company shall use its reasonable best efforts to commence offers to purchase and/or consent solicitations related to any or all of the outstanding aggregate principal amount and all other amounts due of any or all series of notes, debentures or other debt securities of the Company or its Subsidiaries, on such terms and conditions, including pricing terms, that are specified and requested, from time to time, by Parent (each a “Debt Tender Offer” and collectively, the “Debt Tender Offers”) and Parent shall assist the Company in connection therewith; provided that the Company’s counsel shall provide such legal opinions as may be reasonably requested by Parent that are customary or necessary in connection with the Debt Tender Offers; provided, further, that Parent shall only request the Company to conduct any Debt Tender Offer in compliance with the documents governing the applicable debt securities and the rules and regulations of the SEC, including Rule 14e-1 under the Exchange Act. Notwithstanding the foregoing, the closing of the Debt Tender Offers shall be conditioned on the occurrence of the Closing, and the parties shall use their respective reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date. Subject to the preceding sentence, the Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offers, including using reasonable best efforts in assisting with the preparation of the offer to purchase and letter of transmittal. The Company (i) shall waive any of the conditions to the Debt Tender Offers (other than the occurrence of the Closing) and make any change to the Debt Tender Offers, in each case, as may be reasonably requested by Parent and (ii) shall not, without the written consent of Parent, waive any condition to the Debt Tender Offers or make any changes to the Debt Tender Offers. Parent shall ensure that at the Effective Time the Surviving Corporation has all funds necessary to pay for such notes, debentures or other debt securities that have been properly tendered and not withdrawn pursuant to the Debt Tender Offers. Parent and Merger Sub acknowledge and agree that neither the pendency nor the consummation of any Debt Tender Offer is a condition to Parent’s or Merger Sub’s obligations to consummate the Merger.

     (b) Agents. The dealer manager, solicitation agent, information agent, depositary, paying agent and any other agents retained in connection with the Debt Tender Offers shall be selected by Parent and shall be reasonably acceptable to the Company. Without limiting Section 7.14(f), the Company shall enter into customary agreements (including indemnities) with such parties so selected and on terms and conditions acceptable to Parent.

     (c) Redemptions. With respect to any series of notes, debentures or other debt securities of the Company or its Subsidiaries (other than the Public Notes), if requested by Parent in writing on a timely basis, in lieu of commencing a Debt Tender Offer for such series (or in addition thereto), the Company shall, to the extent permitted by the applicable documents governing such series of securities, (i) issue a notice of redemption at least 30 days but not more than 60 days before the redemption date agreed with Parent

(or such later time as may be required by such indenture, other governing documents or law) for all of the outstanding aggregate principal amount of such securities of such series pursuant to the requisite provisions of such indenture or other governing documents or (ii) take any actions reasonably requested by Parent that are customary or necessary to facilitate the redemption, defeasance, satisfaction and/or discharge of such series pursuant to the applicable section of such governing documents, and shall redeem, defease or satisfy and/or discharge, as applicable, such series in accordance with the terms of such governing documents at the Effective Time; provided, that the Company’s counsel shall provide such legal opinions as may be reasonably requested by Parent that are customary or necessary in connection with any such redemption or satisfaction and discharge; provided further that any such redemption or satisfaction and discharge must be conditioned on the occurrence of the Closing and shall only be effectuated if the documents governing such series of securities permit such conditional redemption. Parent shall ensure that at the Effective Time the Surviving Corporation has all funds necessary in connection with any such redemption or satisfaction and discharge. Parent and Merger Sub acknowledge and agree that neither the pendency nor the consummation of any such redemption, defeasance or satisfaction and discharge is a condition to Parent’s or Merger Sub’s obligations to consummate the Merger.

     (d) Credit Facilities. At or immediately prior to the Closing, upon any written request by Parent to do so, the Company shall use its reasonable best efforts to arrange for the delivery to Parent copies of payoff letters in customary form and substance, from the administrative agent or other similar agents under any of the various credit agreements or facilities of the Company or its Subsidiaries that are to be refinanced at Closing in accordance with this Agreement, and for the release of all liens and other security over the Company’s and its Subsidiaries’ properties and assets securing its obligations under such credit agreements or facilities, as applicable, together with the return of any collateral in the possession of the applicable administrative agent or similar agent, at or as soon as practicable following the Closing. Parent shall ensure that at the Effective Time the Surviving Corporation has all funds necessary to pay the amounts contemplated by such payoff letters.

     (e) Repatriation of Cash. Upon any written request by Parent to do so, the Company shall use its reasonable best efforts to arrange for, subject to applicable Law and taking into account the working capital requirements of the Company’s non-United States Subsidiaries, the repatriation, as soon as reasonably practicable when requested but no earlier than the Shareholders Meeting, of cash held by the Company’s non-United States Subsidiaries to the Company by method of dividend, distribution, intercompany loan, or as otherwise specified by Parent, including as specified by Section 7.14(e) of the Company Disclosure Schedule. Parent and Merger Sub acknowledge and agree that the repatriation of cash or arrangements therefore contemplated by the immediately preceding sentence is not a condition to Parent’s or Merger Sub’s obligations to consummate the Merger.

     (f) Indemnification; Reimbursement of Costs. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorney’s fees) interest, awards, judgments and penalties suffered or incurred in connection with this Section 7.14. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 7.14.

Section 7.15. Name; Headquarters; Civic and Charitable Activities.

     (a) Headquarters. From and after the Closing, the Company’s current headquarters in Pittsburgh, Pennsylvania will be the Surviving Corporation’s headquarters and the global home of the flagship “Heinz” brand.

     (b) Name of Parent. From and after the Closing, the current name of the Company will be the name of the Surviving Corporation.

     (c) Preservation of Company Heritage. From and after the Closing, Parent shall cause the Surviving Corporation to preserve the Company’s heritage and continue to support philanthropic and charitable causes in Pittsburgh and other communities in which the Company operates, including honoring the charitable commitments set forth on Section 7.15(c) of the Company Disclosure Letter, in each case in a manner and amount consistent with past practice.

     (d) Stadium. Parent shall cause the Surviving Company to honor its obligations under the Naming Rights and Promotions Agreement dated October 23, 2001, relating to Heinz Field.

     (e) In connection with the public announcement of the transactions contemplated by this Agreement, the Company and Parent will publicly disclose the matters set forth in this Section 7.15.

     Section 7.16. Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to Merger Sub and Parent, and Merger Sub and Parent shall give prompt notice to the Company of (a) the occurrence or nonoccurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause either (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time such that the related condition to the Merger would be unsatisfied at the Effective Time or (ii) any condition to the Merger to be unsatisfied in any material respect at the Effective Time and (b) any material failure of the Company, Merger Sub or Parent, as the case may be, or any officer, director, employee, agent or representative of the Company, Merger Sub or Parent as applicable, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement such that the related condition to the Merger would be unsatisfied at the Effective Time; provided, however, that the delivery of any notice pursuant to this Section 7.16 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice.

     Section 7.17. Section 16 Matters. Prior to the Effective Time, the Board of Directors of the Company shall take all such steps as may be required and permitted to cause dispositions of equity awards outstanding under the Company Plans by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

     Section 7.18. Parent Vote. Parent shall vote (or consent, by written action in lieu of a meeting, with respect to) all shares of common stock of Merger Sub in favor of the adoption of this Agreement by Merger Sub and the consummation by Merger Sub of the Merger and the transactions contemplated by this Agreement.

     Section 7.19. Redemption of First Series Preferred Shares. At Parent’s written request, the Company shall, in accordance with the Company’s articles of incorporation, as amended, and in a manner that is consistent with the preferences, limitations or special rights of the First Series Preferred Shares as set forth in the Company’s articles of incorporation, as amended: (i) promptly (and in any event within 20 Business Days of such written notice) issue a notice of redemption (and all other required publications) for the redemption of all then outstanding First Series Preferred Shares, (ii) take any and all other actions customary or necessary and/or that are reasonably requested by Parent to cause the redemption of all of such outstanding First Series Preferred Shares, including the payments of any and all amounts owed by the Company to the holders of any such First Series Preferred Shares in connection with such redemption, and (iii) cause to be redeemed such outstanding First Series Preferred Shares no later than 35 days after the date of the notice of redemption referred to in clause (i) above. The redemption notice referred to in clause (i) above will provide a description of the rights of the holders of such First Series Preferred Shares to convert such First Series Preferred Shares into such number of Shares as is provided for in accordance with the preferences, limitations or special rights of the First Series Preferred Shares as set forth in the Company’s articles of incorporation, as amended.

ARTICLE 8
CONDITIONS

     Section 8.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law and other than the conditions set forth in Section 8.01(a) which may not be waived by any party) at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly adopted by holders of Shares and First Series Preferred Shares, if any, constituting the Company Requisite Vote in accordance with applicable Law and the articles of incorporation and bylaws of the Company (the “Company Shareholder Approval”).

(b) Regulatory Consents. (i) Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, (ii) all required approvals by the European Commission applicable to the Merger under applicable Law shall have been obtained or any applicable waiting period thereunder shall have been terminated or expired and (iii) all required approvals under any Antitrust Laws applicable to the Merger in the jurisdictions listed in Section 8.01(b) of the Company Disclosure Letter shall have been obtained or any applicable waiting period thereunder shall have been terminated or expired.

     (c) No Injunction. No Order (whether temporary, preliminary or permanent) by any Governmental Entity of competent jurisdiction in a jurisdiction in which any of the Company, Parent, the Guarantors or any of Parent’s or the Guarantors’ respective Affiliates has substantial operations prohibiting consummation of the Merger shall have been issued and be continuing in effect. No Law shall have been enacted, issued, entered, promulgated or enforced by any Governmental Entity in such a jurisdiction that prohibits or makes illegal consummation of the Merger and shall continue to be in effect.

     Section 8.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 5.02 (Capital Structure) (other than clause (c) thereof) of this Agreement shall, in all but de minimis respects, be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (ii) the representations and warranties of the Company contained in Section 5.02(c), Section 5.03 (Corporate Authority; Approval and Fairness) and Section 5.18 (Takeover Statutes; Absence of Rights Agreement) of this Agreement shall, in all material respects, be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (iii) the representation and warranty of the Company contained in clause (b) of Section 5.06 (Absence of Certain Changes) of this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (iv) all other representations and warranties of the Company set forth in this Agreement shall be true as of the date hereof and shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except, in the case of this clause (iv), for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (v) Parent shall have received at the Closing a certificate signed on behalf of the Company by the chief financial officer or the chief executive officer of the Company to the effect that such officer has read this Section 8.02(a) and the conditions set forth in this Section 8.02(a) have been satisfied.

     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief financial officer or the chief executive officer of the Company to such effect.

     (c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any development, fact, change, event, effect, occurrence or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 8.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in this Agreement shall be true as of the date hereof and shall be true and correct (without giving effect to any qualifications or limitations as to materiality set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures to be true and correct as would not reasonably be expected to prevent or otherwise have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger, and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that such officer has read this Section 8.03(a) and the conditions set forth in this Section 8.03(a) have been satisfied.

     (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to such effect.

     Section 8.04. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 8.01, 8.02 or 8.03, as the case may be, to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused by such party’s breach of this Agreement.

ARTICLE 9
TERMINATION

     Section 9.01. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of the Company referred to in Section 8.01(a), by mutual written consent of the Company and Parent.

     Section 9.02. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company if:

(a) the Merger shall not have been consummated by November 13, 2013, whether such date is before or after the date of adoption of this Agreement by the shareholders of the Company referred to in Section 8.01(a) (such date, the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 9.02(a) shall not be available to any party whose breach of any provision of this Agreement (including Section 1.02) results in the failure of the Merger to be consummated by such time; provided, further, that neither Parent nor the Company shall be entitled to terminate this Agreement pursuant to this Section 9.02(a) at any time after a Closing Failure Notice shall have been given;

(b) the Shareholders Meeting shall have been held and adoption of this Agreement by the shareholders of the Company referred to in Section 8.01(a) shall not have been obtained upon a vote thereon at such Shareholders Meeting or at any adjournment or postponement thereof; or

(c) any Order by a Governmental Entity of competent jurisdiction in a jurisdiction in which any of the Company, Parent, the Guarantors or any of Parent’s or the Guarantors’ respective Affiliates has substantial operations permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the adoption of this Agreement by the shareholders of the Company referred to in Section 8.01(a)); provided, that the terminating party shall have complied with its obligations under Section 7.05.

     Section 9.03. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company:

(a) at any time prior to the time the Company Shareholder Approval is obtained, in accordance with Section 7.02(e), in order to concurrently enter into an Alternative Acquisition Agreement that constitutes a Superior Proposal, if such Superior Proposal did not result from a breach by the Company of the provisions of Section 7.02 and the Company immediately prior to or simultaneously with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 9.05;

(b) at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement such that the conditions set forth in Section 8.03(a) or 8.03(b) would not be capable of being satisfied by the Termination Date, and such breach or condition is not curable or, if curable, is not cured prior to the 30th day after written notice thereof is given by the Company to Parent; provided, however, that the Company is not then in breach of this Agreement such that any of the conditions set forth in Section 8.02(a) or 8.02(b) would not be capable of being satisfied by the Termination Date; provided, further, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.03(b) due to the failure of Parent or Merger Sub to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 1.02; or

(c) at any time prior to the Effective Time, if all of the conditions set forth in Sections 8.01 and 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) and Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 1.02; provided that the Company shall have previously given to Parent written notice of its intention to terminate this Agreement pursuant to this Section 9.03(c), which notice shall not be effective unless it (i) confirms that all conditions set forth in Sections 8.01 and 8.03 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or that it is willing to waive all unsatisfied conditions in Section 8.03 and it stands ready, willing and able to consummate the Closing, and (ii) is given no earlier than the date the Closing should have occurred pursuant to Section 1.02 (such properly delivered notice, a “Closing Failure Notice”); provided, further, that, (A) if such Closing Failure Notice is given under circumstances in which the failure of Parent and Merger Sub to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 1.02 was primarily attributable to the failure of the sources of the Debt Financing to fund the Debt Financing when all conditions to the Debt Financing being funded had been satisfied (other than those conditions that by their nature are to be satisfied at the time of funding), then the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.03(c) until (x) the date that is ten Business Days after such Closing Failure Notice has been given, if, as of such tenth Business Day, neither Parent nor Merger Sub has commenced legal proceedings against the Debt Financing Sources seeking to cause either the Debt Financing to be funded or payment by the Debt Financing Sources of the Parent Termination Fee (such legal proceedings, “Financing Proceedings” and the period beginning on the date of any failure of Parent or Merger Sub to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 1.02 in the circumstances contemplated by this clause (A) until the earliest to occur of (1) the tenth Business Day after delivery of a Closing Failure Notice in respect thereof if neither Parent nor Merger Sub has commenced Financing Proceedings prior to or as of such date, (2) the date that is four months after such tenth Business Day after delivery of the Closing Failure Notice or (3) following the tenth Business Day after the delivery of a Closing Failure Notice, the date on which Parent has ceased to diligently pursue Financing Proceedings, the “Closing Failure Remedy Period”), or (y) if either Parent or Merger Sub has commenced Financing Proceedings as of such tenth Business Day following delivery of a Closing Failure Notice, the expiration of the Closing Failure Remedy Period, which termination may be effected by the Company pursuant to this Section 9.03(c)(A) upon delivery of a subsequent notice providing for such termination on the date immediately following the date of delivery of such notice and (B) if such Closing Failure Notice is given under circumstances other than those contemplated by the immediately preceding clause (A), such termination shall be effective on the third Business Day after the Closing Failure Notice has been given (for the avoidance of doubt, unless the Closing shall have occurred by such date). Notwithstanding anything to the contrary in this Agreement, the occurrence from and after the date of a properly delivered Closing Failure Notice of any development, fact, change, event, effect, occurrence or circumstance that has had or would reasonably be expected to have a Company Material Adverse Effect shall not excuse payment of the Parent Termination Fee. For the avoidance of doubt, at any time during the Closing Failure Remedy Period, Parent may provide written notice of its intention and capacity to consummate the Closing, and the parties shall, on the second Business Day following such notice, consummate the Closing.

     Section 9.04. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by Parent:

(a) at any time prior to the Company Shareholder Approval having been obtained, if there has occurred a Company Adverse Recommendation Change or the Board of Directors of the Company (or any committee thereof) has provided the written notice of its intent to make a Company Adverse Recommendation Change pursuant to Section 7.02(e) or Section 7.02(f); or

(b) at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement such that the conditions set forth in Section 8.02(a) or 8.02(b) would not be capable of being satisfied by the Termination Date and such breach cannot be or is not cured prior to the 30th day after written notice thereof is given by Parent to the Company; provided, however, that Parent is not then in breach of this Agreement such that any of the conditions set forth in Section 8.03(a) or 8.03(b) would not be capable of being satisfied by the Termination Date.

     Section 9.05. Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 9, this Agreement shall terminate and become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, (i) the provisions set forth in this Section 9.05, Article 10 (Miscellaneous and General) and the agreements of the Company, Parent and Merger Sub contained in Section 7.10 (Expenses), the indemnification and reimbursement obligations of Parent pursuant to Section 7.13(b) (Financing) and Section 7.14(f) (Debt Tender Offers; Credit Agreement; Repatriation of Cash), the Guarantees (to the extent set forth therein) and the Confidentiality Agreements shall survive the termination of this Agreement; and (ii) nothing herein shall relieve the Company, Parent or Merger Sub from liability for any fraud or material breach of any of its representations, warranties, covenants and agreements set forth in this Agreement occurring prior to such termination, and any aggrieved party shall be entitled to all rights and remedies at law or in equity, including the right of the aggrieved party to seek the benefit of its bargain (in the case of the Company, the bargain lost by the Company’s shareholders). For the avoidance of doubt, this Section 9.05(a) shall be subject to the limitations on liability contained in Sections 9.05(b), (c) and (f), as applicable to the relevant party.

(b)  In the event that:

(i) (x) this Agreement is terminated (1) by either Parent or the Company pursuant to Section 9.02(a), (2) by either Parent or the Company pursuant to Section 9.02(b) or (3) by Parent pursuant to Section 9.04(b) (but only if such termination is in respect of the Company’s breach of its obligations in Sections 7.01 through 7.05 and 7.12 through 7.14), (y) any Person shall (as of the Termination Date, in the case of the foregoing clause (1), as of the Shareholder Meeting at which the adoption of this Agreement by the shareholders of the Company referred to in Section 8.01(a) shall not have been obtained upon a vote taken thereon, in the case of the foregoing clause (2), or prior to the breach in the case of the foregoing clause (3)) have publicly announced or disclosed (or in the case of clause (3) disclosed privately to the Company) and not withdrawn in a bona fide manner an Acquisition Proposal and (z) at any time after the execution of this Agreement and prior to the first anniversary of such termination the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal or the transactions contemplated by any Acquisition Proposal are consummated (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

(ii)  this Agreement is terminated by Parent pursuant to Section 9.04(a); or

(iii) this Agreement is terminated by the Company pursuant to Section 9.03(a);

then the Company in settlement and termination of the rights of Parent to acquire the shares of the Company hereunder shall (A) in the case of clause (i) above, upon the earlier of entering into such definitive agreement with respect to such Acquisition Proposal or consummation of the transactions contemplated by such Acquisition Proposal, (B) in the case of clause (ii) above, no later than two Business Days after the date of such termination and (C) in the case of sub-clause (iii) above, immediately prior to or simultaneously with such termination, pay Parent or one or more Persons designated by Parent the Termination Fee (less any amounts previously paid pursuant to Section 9.05(d)) by wire transfer of immediately available funds (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion). Following receipt by Parent of the Termination Fee in accordance with this Section 9.05(b) under circumstances where the Termination Fee was payable, neither the Company nor any of its Affiliates shall have any further liability with respect to this Agreement or the transactions contemplated herein to Parent or any of its Affiliates. “Termination Fee” shall mean an amount equal to $750,000,000 in cash. In connection with any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the Merger to be consummated, other than in circumstances where Parent receives the Termination Fee in accordance with this Section 9.05(b) under circumstances where the Termination Fee was payable (in which case the second preceding sentence shall apply), Parent agrees that the maximum aggregate monetary liability of the Company, if any, shall be limited to the amount of the Parent Termination Fee, and in no event shall Parent seek to recover any monetary damages in excess of such amount.

     (c) In the event that this Agreement is terminated by the Company pursuant to Section 9.03(c) then Parent shall pay to the Company or one or more Persons designated by the Company a termination fee of $1,400,000,000 in cash (the “Parent Termination Fee”) by wire transfer of immediately available funds no later than two Business Days after the date of such termination (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion). In the event that the Company or a Person designated by the Company shall receive full payment pursuant to this Section 9.05(c), the receipt of the Parent Termination Fee under circumstances where the Termination Fee was payable shall be deemed to be liquidated damages for, and shall be the sole and exclusive remedy of the Company and its Subsidiaries and shareholders against Parent, Merger Sub, or any Parent Related Parties for, any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the Financing Letters or the Guarantees (and the termination hereof), the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any other Parent Related Party arising out of or in connection with this Agreement, the Financing Letters or the Guarantees, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination. In connection with any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the Merger to be consummated, other than in circumstances where the Company receives the Parent Termination Fee in accordance with this Section 9.05(c) under circumstances where the Parent Termination Fee was payable (in which case the immediately preceding sentence shall apply), the Company agrees that the maximum aggregate monetary liability of Parent, Merger Sub or any Parent Related Parties, if any, shall be limited to the amount of the Parent Termination Fee, and, in the case of the Parent Related Parties, determined subject to the limitations set forth in the Guarantees, and in no event shall the Company seek to recover (on behalf of itself, its Subsidiaries or shareholders) any monetary damages in excess of such amount.

     (d) In the event that (i) this Agreement is terminated (A) by either Parent or the Company pursuant to Section 9.02(a), (B) by either Parent or the Company pursuant to Section 9.02(b) or (C) by Parent pursuant to Section 9.04(b) (but only if such termination is in respect of the Company’s breach of its obligations in Sections 7.01 through 7.05 and 7.12 through 7.14), and (ii) any Person shall (as of the Termination Date, in the case of the foregoing clause (A), as of the Shareholder Meeting at which the adoption of this Agreement by the shareholders of the Company referred to in Section 8.01(a) shall not have been obtained upon a vote taken thereon, in the case of the foregoing clause (B) or prior to the breach in the case of the foregoing clause (C)) have publicly announced or disclosed (or in the case of clause (C) disclosed privately to the Company) and not withdrawn in a bona fide manner an Acquisition Proposal, then the Company shall, no later than two Business Days after the date of delivery by Parent of an invoice therefor, pay Parent or one or more Persons designated by Parent, all documented out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the transactions contemplated by this Agreement, including the Financing (“Parent Expenses”); provided that the Company shall not be required to pay more than an aggregate of $25,000,000 in Parent Expenses pursuant to this Section 9.05(d). The payment of the expense reimbursement pursuant to this Section 9.05(d) shall not relieve the Company of any subsequent obligation to pay the applicable Termination Fee pursuant to Section 9.05(b).

     (e) Each of the parties hereto acknowledge that the agreements contained in this Section 9.05 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to promptly pay the amount due pursuant to this Section 9.05, and, in order to obtain such payment, Parent or the Company, as the case may be, commences an action which results in a judgment against the other party (or, if such action is commenced by the Company, against Merger Sub) for the payment set forth in this Section 9.05, such paying party shall pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

     (f) Notwithstanding anything to the contrary in this Agreement, the Company’s rights set forth in Section 9.05(a)(ii) and Section 10.06 (and the indemnification, reimbursement and other payment obligations of Parent pursuant to Section 7.13(b), Section 7.14(f) and Section 9.05(e) hereof), the Company’s rights under the Equity Funding Letters, the Company’s right to receive payment of the Parent Termination Fee from Parent and the Company’s right to receive payments from the Guarantors pursuant to the Guarantees shall be the sole and exclusive remedies available to the Company and its Subsidiaries and shareholders against Parent, Merger Sub, the Guarantors, the Debt Financing Sources or any of their respective former, current or future general or limited partners, shareholders, financing sources, managers, members, directors, officers, employees, advisors, counsel or Affiliates (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise; provided that (1) under no circumstances will the Company be entitled to monetary damages, reimbursement of expenses, indemnification or other payment in excess of the amount of the Parent Termination Fee and (2) while the Company may pursue both a grant of specific performance in accordance with Section 10.06 and the payment of the Parent Termination Fee under Section 9.05(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of Parent’s obligation to consummate the Merger and any money damages, including all or any portion of the Parent Termination Fee. While Parent may pursue both a grant of specific performance in accordance with Section 10.06 and the payment of the Termination Fee under Section 9.05(b), under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance of the Company’s obligation to consummate the Merger and any money damages, including all or any portion of the Termination Fee.

ARTICLE 10
MISCELLANEOUS AND GENERAL

     Section 10.01. Survival. None of the representations or warranties in this Agreement or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. This Section 10.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

     Section 10.02. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement by written agreement of the parties hereto. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a modification, amendment, or waiver of those rights. Notwithstanding anything to the contrary contained herein, Sections 9.05(c), 9.05(f), 10.05(a), 10.05(b), 10.09 and this Section 10.02 may not be modified or amended in a manner that is adverse in any material respect to a source of the Debt Financing without the prior written consent of such source of the Debt Financing.

     Section 10.03. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and, together with the other provisions of this Agreement for the benefit of such party, may be waived in writing by such party in whole or in part to the extent permitted by applicable Laws.

     Section 10.04. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by pdf, facsimile or other readable electronic format), each such counterpart being deemed to be an original instrument, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (including by email or facsimile) to the other parties, and all such counterparts shall together constitute one and the same agreement.

Section 10.05. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

     (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF, EXCEPT TO THE EXTENT THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA ARE MANDATORILY APPLICABLE TO THIS AGREEMENT, THE MERGER OR THE ARTICLES OF MERGER. Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware

declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Court of Chancery of the State of Delaware and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom (together, the “Chosen Courts”), for the purposes of any suit, action or other proceeding arising out of this Agreement or the Merger or any other transaction contemplated by this Agreement (and agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its Subsidiaries except in such courts). Each of the parties further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such person’s respective address set forth below shall be effective service of process for any action, suit or proceeding in the State of Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim), any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Merger or any of the other transactions contemplated by this Agreement in the Chosen Courts, or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. No party hereto, nor any of its Affiliates, will bring, or support the bringing of, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any source of the Debt Financing in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, anywhere other than in (i) any New York State court sitting in the County of New York or (ii) the United States District Court for the Southern District of New York.

     (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.05.

     Section 10.06. Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (a) the parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the obligations of the parties hereto to consummate the Closing in accordance with Section 1.02) in the Chosen Courts without proof of damages or otherwise, and that such relief may be sought in addition to and shall not limit, diminish, or otherwise impair, any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 9.05 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to limit, diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with (A) enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Merger and the other transactions contemplated hereby shall be subject to the requirements that (i) all conditions in Section 8.01 and 8.02 are satisfied (other than those conditions that by their terms are to be satisfied by actions taken at Closing) at the time when the Closing is required to occur pursuant to Section 1.02, (ii) the Debt Financing (including any alternative financing that has been obtained in accordance with Section 7.13(a) of this Agreement) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions that are within its control to cause the Closing to occur, and (B) enforcing Parent’s obligation to cause the Debt Financing to be funded to fund the Merger shall be subject to the requirements that (i) all conditions in Section 8.01 and 8.02 are satisfied (other than those conditions that by their terms are to be satisfied by actions taken at Closing) at the time when the Closing is required to occur pursuant to Section 1.02, (ii) all of the conditions to the consummation of the Debt Financing provided for in the Debt Commitment Letter have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the time of funding or conditions that failed to be satisfied as a result of a breach by any source of the Debt Financing), and (iii) the Company has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions that are within its control to cause the Closing to occur. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (A) the other parties hereto have an adequate remedy at law or (B) an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this

Agreement in accordance with this Section 10.06 shall not be required to provide any bond or other security in connection with any such order or injunction.

     Section 10.07. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, e-mail or by overnight courier:

If to Parent or Merger Sub:

Hawk Acquisition Holding Corporation c/o 3G Capital Partners, Ltd. 600 Third Avenue, 37th Floor New York, NY 10016
Attention:	Alexandre Behring
Paulo Basilio
Bradley Brown
fax:	(212) 893-6728
e-mail:	abehring@3g-capital.com
pbasilio@3g-capital.com
bbrown@3g-capital.com

with a copy (which shall not constitute notice) to:

Berkshire Hathaway Inc. 3555 Farnam Street Omaha, NE 68131
Attention:	Marc D. Hamburg
fax:	(402) 346-3375
e-mail:	mdhamburg@brka.com

and

Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022
Attention:	Stephen Fraidin
William B. Sorabella
David B. Feirstein
fax:	(212) 446-6460
e-mail:	stephen.fraidin@kirkland.com
william.sorabella@kirkland.com
david.feirstein@kirkland.com

and

Munger, Tolles & Olson LLP 355 South Grand Avenue Los Angeles, CA 90071
Attention:	Robert E. Denham
Mary Ann Todd
fax:	(213) 683-5104
e-mail:	robert.denham@mto.com
maryann.todd@mto.com

If to the Company:

H. J. Heinz Company One PPG Place, Suite 3100 Pittsburgh, Pennsylvania 15222
Attention:	Theodore Bobby, Executive Vice President and General Counsel
fax:	(412) 456-6115
e-mail:	ted.bobby@us.hjheinz.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017
Attention:	Arthur F. Golden
John A. Bick
Michael Davis
fax:	(212) 701-5800
e-mail:	arthur.golden@davispolk.com
john.bick@davispolk.com
michael.davis@davispolk.com

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein other than by e-mail); on the next Business Day after deposit with an overnight courier, if sent by an overnight courier; or upon receipt if sent by e-mail (provided that if given by e-mail such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein other than by facsimile).

     Section 10.08. Entire Agreement. This Agreement (including any schedules and exhibits hereto), the Equity Funding Letters, the Guarantees, the Company Disclosure Letter and the two Confidentiality Agreements, both dated February 1, 2013, between Berkshire and the Company and 3GSSFIII and the Company (the “Confidentiality Agreements”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. The provisions contained in paragraphs 3 and 6 (solely to the extent related to (i) the ability to make proposals, (ii) only following the termination of this Agreement, the ability to acquire Shares and (iii) the consummation of the Merger and the other transactions contemplated by this Agreement) of each of the Confidentiality Agreements are hereby irrevocably waived by the Company.

     Section 10.09. No Third Party Beneficiaries. Except (i) with respect to the Indemnified Parties and only after the Effective Time, as provided in Section 7.11 (Indemnification; Directors’ and Officers’ Insurance), (ii) with respect to the indemnification and reimbursement obligations of Parent pursuant to Section 7.13(b) (Financing) and Section 7.14(f), (iii) the rights of the Parent Related Parties set forth in Section 9.05(f), (iv) with respect to shareholders, holders of Company Stock Options, Company RSUs and Company Phantom Shares and only after the Effective Time, for the provisions set forth in Article 4 and (v) with respect to the requirements of Item 1 of Section 7.01(d) of the Company Disclosure Letter and only after the Effective Time, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, the provisions of Sections 9.05(c), 9.05(f), 10.02, 10.05(a), 10.05(b) and this Section 10.09 (and the definitions related thereto) shall be enforceable by each source of the Debt Financing (and each is an intended third party beneficiary thereof).

     Section 10.10. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary or, solely with respect to the limitations on acquisitions of any food manufacturers in Section 7.05(a), Affiliate of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

     Section 10.11. Definitions. Each of the terms set forth in Annex A is defined as set forth therein or as in the Section of this Agreement corresponding to such term.

     Section 10.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this

Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     Section 10.13. Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

     (c) Each party hereto has or may have set forth information in its respective disclosure letter (each, a “Disclosure Letter”) in a section thereof that corresponds to the section of this Agreement to which it relates. The mere inclusion of any item in any section or subsection of any party’s Disclosure Letter as an exception to any representation or warranty or otherwise shall not be deemed to constitute an admission by the applicable party, or to otherwise imply, that any such item has had or would reasonably be expected to have a Company Material Adverse Effect or otherwise represents an exception or material development, fact, change, event, effect, occurrence or circumstance for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. Matters disclosed in any section or subsection of a party’s Disclosure Letter are not necessarily limited to matters that are required by this Agreement to be disclosed therein. Headings inserted in the sections or subsections of any party’s Disclosure Letter are for convenience of reference only and shall not have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

     Section 10.14. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party hereto; provided, however, that Merger Sub shall be permitted to assign its rights and obligations under this Agreement to any Subsidiary of Parent; provided, further, however, that such assignment by Merger Sub shall not (i) relieve Parent or Merger Sub of any of its obligations hereunder or enlarge, alter or change any obligation of the Company or (ii) impede or delay the consummation of the Merger or the other transactions contemplated by this Agreement. Any purported assignment in violation of this Agreement is void.

[Signature page follows.]

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

H. J. HEINZ COMPANY
By:	/s/ William R. Johnson
Name: William R. Johnson
Title: Chairman, President and Chief Executive Officer
HAWK ACQUISITION HOLDING CORPORATION
By:	/s/ Alexandre Behring
Name: Alexandre Behring
Title: President
HAWK ACQUISITION SUB, INC.
By:	/s/ Paulo Basilio
Name: Paulo Basilio
Title: Vice President and Secretary

ANNEX A

DEFINITIONS

     As used in this Agreement, the following terms have the meanings specified in this Annex A.

“3GSSFIII” means 3G Special Situations Fund III, L.P.

“2003 Stock Incentive Plan” has the meaning set forth in Section 5.02.

“2013 Stock Incentive Plan” has the meaning set forth in Section 5.02.

“Acceptable Confidentiality Agreement” means one or more executed confidentiality agreements on customary terms that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons (other than Parent, Merger Sub, or any Guarantor or any Affiliate of any of the foregoing) providing for (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (1) 20% or more (based on the fair market value, as determined in good faith by the Board of Directors of the Company (or any committee thereof)) of assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or (2) Shares or other equity securities of the Company which together with any other Shares or other equity securities of the Company beneficially owned by such person or group, would equal 20% or more of aggregate voting power of the Company, (b) any tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, 20% or more of the aggregate voting power of the Company,(c) any merger, consolidation, business combination, binding share exchange or similar transaction involving the Company pursuant to which any person or group (or the shareholders of any person) would own, directly or indirectly, 20% or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, or (d) any recapitalization transaction involving the Company, other than, in each case, the transactions contemplated by this Agreement.

“Affected Employees” has the meaning set forth in Section 7.09(a).

“Affiliate” means, when used with respect to any party, any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

“Agreed Restrictions” has the meaning set forth in Section 7.05(e).

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“Alternative Acquisition Agreement” has the meaning set forth in Section 7.02(a).

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including, as applicable, Foreign Antitrust Laws.

“Applicable Date” has the meaning set forth in Section 5.05(a).

“Articles of Merger” has the meaning set forth in Section 1.03.

“Bankruptcy and Equity Exception” means any bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Berkshire” means Berkshire Hathaway Inc.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or other day on which banks are required or authorized to close in the City of New York.

“Certificate” has the meaning set forth in Section 4.01(a).

“Chosen Courts” has the meaning set forth in Section 10.05(a).

“Closing” has the meaning set forth in Section 1.02.

“Closing Date” has the meaning set forth in Section 1.02.

“Closing Failure Notice” has the meaning set forth in Section 9.03(c).

“Closing Failure Remedy Period” has the meaning set forth in Section 9.03(c).

“Code” has the meaning set forth in Section 4.02(g).

“Company” has the meaning set forth in the Preamble to this Agreement.

“Company Adverse Recommendation Change” has the meaning set forth in Section 7.02(d).

“Company Disclosure Letter” has the meaning set forth in Article 5.

“Company Financial Statements” has the meaning set forth in Section 5.05(d).

“Company Material Adverse Effect” means any development, fact, event, change, effect, occurrence or circumstance that has a material adverse effect on (i) the ability of the Company to consummate the Merger, or (ii) the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect under this clause (ii): any development, fact, event, change, effect, occurrence or circumstance to the extent resulting from (A) economic conditions in the United States generally or economic conditions in countries in which the Company and its Subsidiaries conduct significant operations or global economic conditions, except to the extent such developments, facts, events, changes, effects, occurrences or circumstances have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which they operate, (B) conditions generally affecting the industries within which the Company or any of its Subsidiaries operate, except to the extent such changes in conditions have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in such industries, (C) regulatory, legislative or political conditions or securities, financial, debt or other capital markets conditions, except to the extent such conditions have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company or any of its Subsidiaries operate, (D) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period or any decline in the market price or trading volume of the Shares or the credit rating of the Company (it being understood that the facts or occurrences giving rise to or contributing to such failure may, if not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect), (E) the execution and delivery of this Agreement, the public announcement or pendency of the Merger or any of the other transactions contemplated hereby, the taking of any action required or expressly contemplated by this Agreement or at the written request of, or with the written consent of, Parent or Merger Sub or the identity of, or any facts or circumstances relating to, Parent, 3GSSFIII, Berkshire or any of their respective Affiliates, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with other Persons, including Governmental Entities, customers, suppliers, officers or employees (provided that the exceptions in this clause (E) shall not apply to any representation or warranty contained in Article 5 (or any portion thereof) or Section 8.02(a) to the extent that it addresses the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (F) any change in Law, (G) any change in GAAP (or authoritative interpretations thereof), (H) any changes in geopolitical conditions or the outbreak or escalation, or any acts, of hostilities, war (whether or not declared), sabotage or terrorism, (I) any hurricane, earthquake, flood or other natural or man-made disaster, act of God or change resulting from weather conditions or (J) any shareholder litigation relating to this Agreement, the Merger or any of the other transactions contemplated hereby (it being understood that the facts and circumstances giving rise to or contributing to any liability identified thereunder and not arising from this Agreement, the Merger or any of the transactions contemplated hereby may, if not otherwise excluded from the definition of Company Material Adverse Effect, constitute, or be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect).

“Company Material Contract” has the meaning set forth in Section 5.16(a).

“Company Multiemployer Plan” has the meaning set forth in Section 5.08(d).

“Company Pension Plan” has the meaning set forth in Section 5.08(c).

“Company Phantom Shares” has the meaning set forth in Section 5.02.

“Company Plans” has the meaning set forth in Section 5.08(a).

“Company Recommendation” has the meaning set forth in Section 5.03(b).

“Company Required Governmental Approvals” has the meaning set forth in Section 5.04(a).

“Company Requisite Vote” has the meaning set forth in Section 5.03(a).

“Company Restricted Stock” has the meaning set forth in Section 5.02.

“Company RSUs” has the meaning set forth in Section 5.02.

“Company SEC Reports” has the meaning set forth in Section 5.05(a).

“Company Shareholder Approval” has the meaning set forth in Section 8.01(a).

“Company Stock Options” has the meaning set forth in Section 5.02.

“Confidentiality Agreements” has the meaning set forth in Section 10.08.

“Contract” means any agreement, lease, license, contract, note, mortgage, indenture or other obligation.

“Costs” has the meaning set forth in Section 7.11(a).

“Customs and International Trade Laws” means any Law, Permit, Order or other decision or requirement having the force or effect of Law, of any Governmental Entity, concerning the importation of products, the exportation or reexportation of products (including technology and services), the terms and conduct of international transactions, and the making or receiving of international payments, including, as applicable, the Tariff Act of 1930, and other Laws and programs administered or enforced by U.S. Customs and Border Protection and U.S. Immigration and Customs Enforcement, and their predecessor agencies, the Export Administration Act of 1979, the Export Administration Regulations, the International Emergency Economic Powers Act, the Trading With the Enemy Act, the Arms Export Control Act, the International Traffic in Arms Regulations, Executive Orders of the President regarding embargoes and restrictions on transactions with designated entities, the embargoes and restrictions administered by the U.S. Office of Foreign Assets Control, the antiboycott Laws administered by the U.S. Department of Commerce, the antiboycott Laws administered by the U.S. Department of the Treasury, and the FCPA.

“Debt Commitment Letter” has the meaning set forth in Section 6.05.

“Debt Financing” has the meaning set forth in Section 6.05.

“Debt Financing Sources” has the meaning set forth in Section 6.05.

“Debt Tender Offer” or “Debt Tender Offers” has the meaning set forth in Section 7.14(a).

“D&O Insurance” has the meaning set forth in Section 7.11(b).

“Disclosure Letter” has the meaning set forth in Section 10.13(c).

“Dissenting Shares” has the meaning set forth in Section 4.01(a).

“Dissenting Shareholders” has the meaning set forth in Section 4.01(a).

“Effective Time” has the meaning set forth in Section 1.03.

“Environmental Law” means any Law concerning worker health and safety (only to the extent relating to Hazardous Materials), protection of public health from environmental hazards, pollution, or the protection of the environment (including air, surface water and groundwater), or the use, storage, recycling, treatment, generation, transportation, processing, handling, release or disposal of, or exposure to, any Hazardous Material.

“Equity Financing” has the meaning set forth in Section 6.05.

“Equity Funding Letters” has the meaning set forth in Section 6.05.

“Equity Interests” has the meaning set forth in Section 7.01(c).

“ERISA” has the meaning set forth in Section 5.08(a).

“ERISA Affiliate” has the meaning set forth in Section 5.08(a).

“Exchange Act” has the meaning set forth in Section 5.04(a).

“Exchange Fund” has the meaning set forth in Section 4.02(a).

“Excluded Shares” has the meaning set forth in Section 4.01(a).

“FCPA” has the meaning set forth in Section 5.09(b).

“Financing” has the meaning set forth in Section 6.05.

“Financing Letters” has the meaning set forth in Section 6.05.

“Financing Proceedings” has the meaning set forth in Section 9.03(c).

“First Series Preferred Shares” has the meaning set forth in Section 5.02.

“Foreign Antitrust Laws” has the meaning set forth in Section 5.04(a).

“Fourth Series Preferred Shares” has the meaning set forth in Section 5.02.

“GAAP” has the meaning set forth in Section 5.05(b).

“Governmental Entity” has the meaning set forth in Section 5.04(a).

“GSPP” has the meaning set forth in Section 4.03(d).

“Guarantees” has the meaning set forth in the Recitals to this Agreement.

 “Guarantor” or “Guarantors” has the meaning set forth in the Recitals to this Agreement.

“Hazardous Materials” has the meaning set forth in Section 5.10(d).

“HSR Act” has the meaning set forth in Section 5.04(a).

“Indebtedness” of any Person means, as of any specified time, (a) all obligations of such Person for borrowed money to the extent appearing as a liability on a balance sheet of such Person prepared in accordance with GAAP, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments for the payment of which such Person is responsible or liable to the extent appearing as a liability on a balance sheet of such Person prepared in accordance with GAAP, (c) all obligations of such Person as an account party in respect of letters of credit and bankers’ acceptances or similar credit transactions, (d) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof) and (e) all obligations of such Person guaranteeing any obligations of any other Person of the type described in the foregoing.

“Indemnified Parties” has the meaning set forth in Section 7.11(a).

“Intellectual Property” means all intellectual property and associated rights in any jurisdiction, including all (a) trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, logos, slogans, trade dress and all other source or business identifiers and all applications and registrations and renewals for, and goodwill associated with and symbolized by, any of the foregoing (collectively, “Trademarks”), (b) Internet domain names, (c) patent disclosures, patent applications and patents and all registrations, continuations, continuations-in-part, divisionals, re-examinations, renewals, extensions and reissues and counterparts thereof (collectively, “Patents”), (d) trade secrets and know-how, including all proprietary or confidential inventions, improvements, processes, methods, techniques, protocols, formulae, recipes, compositions, models, layouts, designs, drawings, plans, specifications, methodologies and other proprietary or other confidential information, (e) works of authorship (whether or not copyrightable), copyrights and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, including website content, product artwork, promotion and marketing materials, software, databases and database rights, and (f) rights of publicity and privacy.

“International Plan” means any material employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement providing for cash or equity compensation, profit-sharing, incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, disability or sick leave benefits and post-employment or retirement benefits, in each case which is maintained outside of the United States by the Company or any of its Subsidiaries (i) primarily for the benefit of any employee, director or other individual service provider of the Company or any of its Subsidiaries working or otherwise providing services outside of the United States (whether current, former or retired) or any of their beneficiaries or (ii) with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have, any liability or obligation.

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) when referring to the knowledge of the Company or any of its Subsidiaries, the actual knowledge of the Company officers listed on Annex A of the Company Disclosure Letter and (ii) when referring to the knowledge of Parent, the actual knowledge of the officers of Parent as of the date hereof.

“Law” or “Laws” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted, or promulgated by any Governmental Entity and any judicial interpretation thereof.

“Leases” has the meaning set forth in Section 5.15(b).

“Lien” means any lien, charge, pledge, security interest, claim or other encumbrance.

“Marketing Period” means the first period of 20 consecutive Business Days after the date of this Agreement beginning on the first day on which (a) Parent shall have the Required Information and during which period such information shall remain compliant in all material respects at all times with the applicable provisions of Regulation S-X and Regulation S-K under the Securities Act; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with such obligation to provide the Required Information unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information (or Parent cannot confirm whether the Company has completed the delivery of the Required Information) and within five Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating, to the extent reasonably practicable, which Required Information the Company has not delivered) and (b) the conditions set forth in Sections 8.01 and 8.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the other conditions set forth in Section 8.02 to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such 20 consecutive Business Day period; provided that (i) July 5, 2013 shall be excluded as a Business Day and (ii) such 20 Business Day period shall either end prior to August 19, 2013 or commence after August 30, 2013. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced (i) prior to the mailing of the Proxy Statement, (ii) if prior to the completion of the Marketing Period, the Company’s auditors shall have withdrawn any audit opinion contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the Company’s auditors or another independent public accounting firm reasonably acceptable to Parent, (iii) if prior to the completion of the Marketing Period, the financial statements included in the Required Information that is available to Parent on the first day of the Marketing Period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such new 20 consecutive Business Day period, (iv) if prior to the completion of the Marketing Period, the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP, or (v) if prior to the completion of the Marketing Period, the Company shall have been delinquent in filing any Annual Report on Form 10-K or Quarterly Report on Form 10-Q, in which case the Marketing Period will not be deemed to commence unless and until all such delinquencies have been cured; provided that the Marketing Period shall end on any earlier date on which the proceeds of the Debt Financing are obtained.

“Material Company IP” means all material Intellectual Property used in or necessary for the conduct of the business of the Company and its Subsidiaries as presently conducted, including all material Registered Company IP.

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Sub” has the meaning set forth in the Preamble to this Agreement.

“NYSE” has the meaning set forth in Section 5.04(a).

“Offering Documents” means prospectuses, private placement memoranda, information memoranda and packages and lender and investor presentations, in connection with the Financing.

“Officer” means, for the purposes of Section 7.01(d), any employee of the Company in Band 10 or above, as determined pursuant to the Company’s policies in effect as of the date hereof.

“Order” means any order, judgment, injunction, award, decree or writ adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

“Owned Real Property” has the meaning set forth in Section 5.15(a).

“Parent” has the meaning set forth in the Preamble to this Agreement.

“Parent Expenses” has the meaning set forth in Section 9.05(d).

“Parent Related Parties” has the meaning set forth in Section 9.05(f).

“Parent Required Governmental Approvals” has the meaning set forth in Section 6.03(a).

“Parent Termination Fee” has the meaning set forth in Section 9.05(c).

“Patents” has the meaning set forth in the “Intellectual Property” definition.

“Paying Agent” has the meaning set forth in Section 4.02(a).

“PBCL” has the meaning set forth in Section 1.01.

“PBGC” has the meaning set forth in Section 5.08(c).

“Per Share Merger Consideration” has the meaning set forth in Section 4.01(a).

“Permit” means any authorizations, licenses, franchises, consents, certificates, registrations, approvals or other permits of any Governmental Entity.

“Permitted Liens” mean (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (ii) Liens for taxes, assessments and other governmental charges and levies that are not due and payable or that may thereafter be paid without interest or penalty, (iii) Liens affecting the interest of the grantor of any easements benefiting Owned Real Property, (iv) Liens (other than liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate, (v) zoning, building and other similar codes and regulations and (vi) any conditions that would be disclosed by a current, accurate survey or physical inspection.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Phantom Shares” means a compensatory contractual right with a value determined by reference to the value of a Share.

“Preferred Shares” has the meaning set forth in Section 5.02.

“Proxy Statement” has the meaning set forth in Section 5.04(a).

“Public Notes” means the 5.350% Notes due 2013, 6.049% Dealer Remarketable Securities due 2014, 2.000% Notes due 2016, 1.500% Notes due 2017, 3.125% Notes due 2021, 2.850% Notes due 2022 and 7.125% Guaranteed Notes due 2039 and 6.250% Notes due 2030 issued by the Company and/or its Subsidiaries.

“Record Holder of Shares” has the meaning set forth in Section 4.02(b).

“Registered Company IP” means all issued or pending Patents, Trademark registrations and applications for registration of Trademarks, copyright registrations and applications for registration of copyrights and Internet domain names, in each case, owned by the Company or any of its Subsidiaries.

“Representatives” has the meaning set forth in Section 7.02(a).

“Required Information” means all customary financial information of the Company and its Subsidiaries that is reasonably available to or readily obtainable by the Company that is required (i) to permit Parent and Merger Sub to prepare a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Company as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date (or 90 days in case such four-fiscal quarter period is the end of the Company’s fiscal year), prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income) and (ii) under paragraphs 9 and 11 of Exhibit D to the Debt Commitment Letter (as in effect on the date of this Agreement), including financial statements prepared in accordance with GAAP, audit reports, and other financial information and financial data regarding the Company and its Subsidiaries of the type and form required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of securities on Form S-3 (or any successor form thereto) under the Securities Act (excluding information required by Rules 3-10 and 3-16 under Regulation S-X), and of the type and form, and for the periods, customarily included in Offering Documents used in private placements of debt securities under Rule 144A of the Securities Act, to consummate the offerings or placements of any debt securities, in each case assuming that such offering(s) of debt securities were consummated at the same time during the Company's fiscal year as such offering(s) of debt securities will be made; provided that with respect to the pro forma data described in clause (i) above, the following shall not be considered part of the Required Information: (a) any post-Closing or pro forma cost savings, capitalization and other post-Closing or pro forma adjustments (and the assumptions relating thereto) desired by the Parent to be reflected in such pro forma data, and (b) any other information concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma and summary financial data, which assumptions shall be the responsibility of Parent.

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.05(a).

“SEC” has the meaning set forth in Section 5.04(a).

“Second Series Preferred Shares” has the meaning set forth in Section 5.02.

“Securities Act” means the Securities Act of 1933, as amended.

“Share” or “Shares” has the meaning set forth in Section 4.01(a).

“Shareholders Meeting” has the meaning set forth in Section 7.03(a).

“Solvent” means that, with respect to any Person, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature.

“Stock Plans” has the meaning set forth in Section 5.02.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means any bona fide, written Acquisition Proposal (with all references to “20%” in the definition of Acquisition Proposal being deemed to be references to “50%”) which the Board of Directors of the Company (or any committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) (x) is reasonably likely to be consummated in accordance with its terms, and (y) if consummated, would be more favorable to the shareholders of the Company from a financial point of view than the Merger, in each case taking into account all financial, legal, financing, regulatory and other aspects of such Acquisition Proposal (including the person or group making the Acquisition Proposal) and of this Agreement (including any changes to the terms of this Agreement proposed by Parent and any fees to be paid by the Company pursuant to Section 9.05).

“Surviving Corporation” has the meaning set forth in Section 1.01.

“Takeover Statute” has the meaning set forth in Section 5.18(a).

“Tax” or “Taxes” means all taxes or other governmental charges of any kind, including any federal, state, local and foreign income, profits, franchise, gross receipts, duty, stamp, payroll, sales, use, employment, property, withholding, escheat, excise, production, value added, or other tax, fee, duty, tariff, assessment or other governmental charge of any kind whatever, whether disputed or not, together with all interest, penalties and additions imposed with respect thereto, and any liability for any such tax or charge of any other Person as a transferee or successor, by contract or pursuant to any Law (including Treasury Regulation Section 1.1502-6).

“Tax Return” means any return, report, or statement relating to Taxes filed or required to be filed with any Governmental Entity.

“Termination Date” has the meaning set forth in Section 9.02(a).

“Termination Fee” has the meaning set forth in Section 9.05(b).

“Trademarks” has the meaning set forth in the definition of “Intellectual Property”.

“Transition Team” has the meaning set forth in Section 7.06(b).